File # 82-4890

TSX venture EXCHANGE

WESTONE VENTURES INC.

INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING
TO BE HELD ON APRIL 2, 2004

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this Information Circular.

TABLE OF CONTENTS

ITEM 3 GLOSSARY OF DEFINITIONS

3.1 Glossary

In this Information Circular, the following terms are used:

Acquisition:	Westone's proposed purchase of all of the issued and outstanding shares of UPS.
Closing:	Completion of the Acquisition.
Common Shares:	Common shares in the capital of Westone at present and as Resulting Issuer.
Escrow Agent:	CIBC Mellon Trust Company.
Escrow Agreement:	Escrow agreement to be dated as at Closing among Westone, the Escrow Agent and Hagan Equities Inc. See Item 38, "Escrowed Securities".
Exchange:	TSX Venture Exchange Inc.
Meeting:	Annual and Special Meeting of Westone to be held at 8055 Coronet Road, Edmonton, Alberta, on Friday, April 2, 2004 at 2:00 P.M. (Edmonton time) and any adjournments thereof, for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders.
Record Date:	The date which Westone has fixed for the purpose of determining shareholders entitled to receive notice of the Meeting, namely, February 27, 2004.
Registrar and Transfer Agent:	CIBC Mellon Trust Company.
Resulting Issuer:	Westone and its wholly-owned subsidiary, UPS.
Share Purchase Agreement:	Agreement dated October 9, 2003, as amended on February 17, 2004, among Westone, UPS and Hagan Equities Inc., a corporation controlled by Sigurd D. Jorstad, wherein Hagan Equities Inc. agreed to sell and Westone agreed to purchase all of the issued and outstanding shares of UPS in consideration of the issuance of 22,500,000 Common Shares at an attributed value of $0.10 per Common Share.
Sponsor or Northern:	Northern Securities Inc.
Sponsorship Agreement:	Agreement dated January 10, 2003 between Northern and Westone whereby Northern agreed to sponsor Westone in connection with the Acquisition.
Stock Option Plan:	A programme developed by Westone and described more fully under Item 10, "Stock Option Plan", pursuant to which options are granted to its directors, officers, employees and consultants from time to time to acquire Common Shares at a fixed price for a predetermined period of time.
UPS:	United Protection Services Inc.
Westone:	Westone Ventures Inc

ITEM 4 SUMMARY OF INFORMATION CIRCULAR

4.1 Cautionary Language

The following is a summary of information relating to Westone, UPS and the Resulting Issuer (assuming completion of the Acquisition) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

4.2 General

Time, Place and Date of the Meeting

The Meeting will be held at 8055 Coronet Road, Edmonton, Alberta, on Friday, April 2, 2004 at 2:00 P.M. (Edmonton time).

Specific Items of Business

At the Meeting the shareholders will be asked to transact the following items of business:

1. To receive the audited financial statements for Westone for the year ended November 30, 2002, together with the report of the auditors thereon.

2. To consider, and if thought advisable, to pass a resolution approving the Acquisition.

3. To consider, and if thought advisable, to pass a resolution appointing directors for the ensuing year.

4. To consider, and if thought advisable, to pass a resolution re-appointing Watson Aberant LLP as auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

5. To consider, and if thought advisable, to pass a special resolution authorizing the consolidation of all of the issued and outstanding Common Shares on the basis of up to three (3), or such lesser number as the directors may approve, being consolidated into one (1) new Common Share and amending the articles accordingly.

6. If the proposed consolidation or the Acquisition is approved, to consider, and if thought advisable, to pass a special resolution approving the change of Westone's name to Secure One, Inc. or to a name that the directors and the Exchange may approve and the Registrar of Corporations (Alberta) may accept, and amending the articles accordingly.

7. To consider, and if thought advisable, to pass a resolution approving the Stock Option Plan.

8. To transact such other business as may properly come before the Meeting.

Required Approvals

The resolutions respecting the appointment of directors, the re-appointment of Westone's auditors, the approval of the Acquisition and the approval of the Stock Option Plan require the affirmative vote of more than 50% of the votes cast in respect thereof. The resolutions respecting the proposed consolidation and change of Westone's name must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof.

Principal Terms of the Acquisition

The Acquisition contemplates the acquisition by Westone of all of the issued and outstanding shares of UPS from Hagan Equities Inc. for an aggregate consideration of $2,250,000, to be paid by the issuance by Westone of 22,500,000 Common Shares at an attributed value of $0.10 per Common Share. See Items 18, "Narrative Description of Business", and 32, "Principal Shareholders".

Relationship of Parties to Acquisition

The Acquisition is an arm's length transaction. As at the date of this Information Circular, non-arm's length parties of Westone hold 4,869,500 (26.8%) of the issued Common Shares. At Closing, non-arm's length parties to the Resulting Issuer will hold 32,369,500 (70.88%) of the 45,670,600 issued Common Shares.

Summary of Estimated Funds Available

The estimated funds available to the Resulting Issuer as at January 31, 2004 is approximately $315,000. This estimate is based on the actual working capital of Westone of $54,351 as at January 31, 2004, and the actual working capital of UPS of $260,526 at January 31, 2004.

These funds will be used by UPS for ongoing operational expenses, and to fund business expansion both through internal growth and through the acquisition of quality security businesses, if, as and when such opportunities become available.

Selected Pro Forma Consolidated Financial Information

The following is a summary of selected pro forma consolidated financial information as at September 30, 2003:

Current Assets	$1,790,111
Current Liabilities	1,386,155
Working Capital	403,956
Long Term Debt	169,522
Shareholders Equity	623,984

See also pro forma consolidated financial statements of Resulting Issuer attached as Schedule "E".

Information Regarding Listing

The Common Shares of Westone are listed and posted for trading under the stock symbol "WTV" on the Exchange. The shares of UPS are not listed or posted for trading on any exchange or otherwise.

The Exchange has conditionally accepted the Acquisition subject to Westone fulfilling all the requirements of the Exchange.

Trading Details of Westone Shares

Trading of the Common Shares was formally halted on October 14, 2003. However, the last day on which the Common Shares actually traded was Friday, October 10, 2003, the date the Exchange was orally notified of the proposed Acquisition and advised a news release was imminent, when the closing price was $0.135. The news release announcing the Acquisition was issued on October 16, 2003. Trading will be reinstated two days after this Information Circular is electronically filed on SEDAR.

Summary of Relationships

There is no relationship or other arrangement between Westone and UPS, Hagan Equities Inc. or Sigurd D. Jorstad and any agent or sponsor in connection with the Acquisition other than as disclosed herein.

Conflicts of Interest

There are no conflicts of interests arising out of the Acquisition.

Interests of Experts

There are no experts of Westone that have an interest in the Acquisition.

Summary of Risk Factors

Investment in shares of the Resulting Issuer is subject to a number of significant risks including the dependence of UPS on certain key employees, growth related risks, possible conflicts of interest, Westone's dividend record and the Resulting Issuer's dividend policy, the potential for dilution as a result of additional acquisitions and/or financings and competition in UPS's industry. See Item 5.4, "Risk Factors".

4.3 Conditional Listing Approval

The Exchange has conditionally accepted the Acquisition subject to Westone fulfilling all of the requirements of the Exchange on or before the expiration of thirty days from the date of the Meeting.

PROXY RELATED INFORMATION

ITEM 5 PROXY RELATED MATTERS

5.1 General Proxy Information

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Westone for use at the Meeting for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders (Notice of Meeting).

The solicitation is intended to be primarily by mail but proxies may be solicited personally by telephone by directors and officers of Westone who will not be remunerated therefor. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and Westone may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by Westone.

Appointment and Revocation of Proxies

The person named in the enclosed Instrument of Proxy is a director of Westone. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY

OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. Such right may be exercised by inserting in the blank space provided on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper Instrument of Proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with him to the Meeting. The Instrument of Proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the Instrument of Proxy.

An Instrument of Proxy will not be valid unless the completed Instrument of Proxy is mailed or faxed to or otherwise deposited at the office of the Registrar and Transfer Agent, CIBC Mellon Trust Company, Suite 600, 333 - 7 Avenue SW, Calgary, Alberta, T2P 2Z1, Facsimile No.: 403.264.2100, not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

An Instrument of Proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by an instrument in writing mailed or faxed to or otherwise deposited at the office of the Registrar and Transfer Agent at least 48 hours (excluding weekends and holidays) before the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

Voting by Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxy are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a non-registered shareholder) are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Services Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, Westone has distributed copies of this Information Circular and the accompanying Notice of Meeting, together with the Instrument of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given an Instrument of Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the Instrument of Proxy, this Instrument of Proxy is not required to be signed by the non-registered holder when submitting the Instrument of Proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the Instrument of Proxy and deliver it as specified under "Appointment of Proxies"; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the

Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removal label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the Instrument of Proxy or Voting Instruction Form is to be delivered.**

All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders that produce proof of their identity.

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions given on the proxies. In the absence of any such instructions, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of Westone knows of no such amendment, variation or other matter.

Extension Order

Pursuant to the Alberta *Business Corporations Act* (ABCA), a corporation is required to hold a general meeting of its shareholders within 15 months of the date of its last annual meeting. Westone has not held an annual meeting since April 12, 2002, and, accordingly, is in default of this requirement. Management of Westone did not consider it appropriate to call a meeting of its shareholders until it had finalized the terms of the Acquisition, which it did on October 9, 2003, and the disclosure of the proposed transaction was vetted by the staff of the Exchange. The Court of Queen's Bench of Alberta granted an order dated November 19, 2003, extending the date for holding the annual meeting, provided that it was held on or before February 28, 2004. Westone has applied for an amending order extending this date to the date of the meeting and management has no reason to believe the order will not be granted.

Record Date

Westone has fixed February 27, 2004 as the Record Date for the Meeting. A holder of Common Shares named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his or her shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the shares, and demands not later than the close of business, 10 days before the Meeting, that his or her name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her shares at the Meeting. Non-registered shareholders are not entitled to vote directly but are permitted to instruct their intermediaries how to vote the shares beneficially owned by them.

Voting Shares and Principal Holder Thereof

The holders of the Common Shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each Common Share held, the Common Shares being the only class of shares entitled to vote at the Meeting. Of Westone's unlimited number of authorized Common Shares, 18,170,600 are issued and outstanding as fully paid and non-assessable. Westone is also authorized to issue an unlimited number of preferred shares, issuable in series, none of which have been issued.

5.2 Requisite Shareholder Approval(s)

The resolutions respecting the appointment of directors, the re-appointment of Westone's auditors, the approval of the Acquisition and the approval of the Stock Option Plan require the affirmative vote of more than 50% of the votes cast in respect thereof. The resolution respecting the consolidation and change of Westone's name must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof.

5.3 Dissenting Rights of Shareholders

The items of business to be considered at the Meeting do not give rise to the exercise of any rights of dissent under corporate or other applicable legislation in relation to the Acquisition or other matters.

5.4 Risk Factors

The following are certain of the risk factors inherent in the business to be conducted by the Resulting Issuer through UPS as its wholly-owned subsidiary:

Dependence on Key Employees

The ability of the Resulting Issuer to conduct its operations is dependent to a large degree on the performance of its key employees. Failure to attract and retain key employees with necessary skills could have a material adverse impact on the Resulting Issuer's growth and profitability. Neither Westone or UPS has secured insurance on the lives of its key executives or employees.

Growth Related Risks

The Resulting Issuer may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The Resulting Issuer's ability to manage its growth effectively will require it to continue to implement and improve its operations and financial systems and to expand, train and manage its employee base. The Resulting Issuer's inability to deal with this growth could have a material adverse impact on its business prospects, operating results or financial condition.

Conflicts of Interest

Although it is unlikely, there may be situations giving rise to various potential conflicts of interest arising out of its relationships. In addition, not all of its directors and management will be devoting their full time to the Resulting Issuer's business and affairs.

Dividend Record and Policy

The Resulting Issuer does not contemplate paying any dividends in the immediate or foreseeable future.

Potential Further Dilution

As mentioned elsewhere, management of the Resulting Issuer will be evaluating potential additional acquisitions of businesses and corporations. These may be financed all or in part by the issuance of additional Common Shares resulting in potential further dilution to investors.

Competition

The Resulting Issuer expects competition to continue to emerge in the future and it may be unable to compete successfully against future competitors, and competitive pressures faced by it could harm its business prospects, financial condition and results of operations. The Resulting Issuer may compete with many other companies which are larger and have financial resources substantially greater.

Market Conditions

As the Common Shares are and will continue to be listed on the Exchange, factors such as announcements of quarterly variations and operating results or new actions by competitors of the Resulting Issuer, as well as market conditions, may have significant impact on the market price of the Common Shares. The stock market has from time to time experienced extreme price and volume fluctuations which have been unrelated to the operations of particular companies. The market price of the Common Shares could be subject to significant fluctuations in response to quarterly variations and operating results of Westone, services or productions of Westone or its competitors, changes in financial estimates by securities analysts or other events or factors, many of which will be beyond the Resulting Issuer's control.

PARTICULARS OF MATTERS TO BE ACTED ON

Item 5A: Particulars of Matters to be Acted On

To the knowledge of management, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting relating to: approval of the Acquisition, the election of directors, re-appointment of auditors and the granting of authority to the directors to fix the auditors' remuneration, authorizing the consolidation of the issued and outstanding Common Shares, name change and approval of the Stock Option Plan. It is the intention of the management designees, if named as proxy, to vote for the approval of all of the foregoing.

1. Acquisition

Shareholders will be asked at the Meeting to approve the following resolution:

"BE IT RESOLVED that subject to regulatory approval, the acquisition of all the issued and outstanding shares of United Protection Services Inc. as described in the Information Circular of Westone Ventures Inc. dated March 5, 2004, be and is hereby approved and any one of the directors or officers of Westone Ventures Inc. be authorized to perform such further acts and execute such further documents as may be required to give effect to the foregoing."

2. Election of Directors

All directors are to be elected annually and each shall hold office until the close of the next annual meeting of shareholders or until their successors are duly elected, unless a director has vacated or been removed from his office earlier in accordance with the by-laws of Westone. A director need not be a shareholder but must be a person qualified to serve under the provisions of the ABCA.

At the Meeting, the shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Sigurd D. Jorstad, Leonard D. Jaroszuk, Thomas W. Dunlop, Douglas C. Bachman and Richard G. Shuhany be elected as directors of Westone Ventures Inc."

Information with respect to these proposed directors is provided under Item 33, "Directors, Officers and Promoters". It is the intention of the management designees, if named as proxy, to vote for the election of such nominees to the board of directors. Management does not contemplate that any such nominees will be unable to serve as directors. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

3. Re-Appointment of Auditors

The board of directors recommend the re-appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors. Accordingly, shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Watson Aberant LLP be re-appointed as auditors of Westone Ventures Inc. for the ensuing year and the directors of Westone Ventures Inc. are authorized to fix their remuneration."

Unless such authority is withheld, management designees, if named as proxy, intend to vote the shares represented by any such proxy: (i) for the re-appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors for Westone for the next ensuing year or until such firm is sooner removed from office or resigns; and (ii) to authorize the board of directors to fix the remuneration in respect thereof.

4. Consolidation

Westone is authorized to issue an unlimited number of Common Shares of which 18,170,600 are issued and outstanding. Management believes that, particularly if the Acquisition is approved and a further 22,500,000 Common Shares are issued therefor, in order to facilitate any future financing that may be required, it may become advisable to consolidate the Common Shares on the basis of up to three (3), or such lesser number as the directors may approve, being consolidated into one (1) new Common Share and amending Westone's articles accordingly.

At the Meeting, shareholders will be asked to consider and, if thought advisable, approve the following special resolution which, to be passed, requires the affirmative vote of at least two-thirds of the votes of the shares voted at the Meeting.

"BE IT RESOLVED as a special resolution that:

(a) Westone Ventures Inc. be authorized to consolidate all of the issued and outstanding Common Shares of Westone Ventures Inc. on the basis of up to three (3) issued and outstanding Common Shares, or such lesser number of Common Shares as the directors of Westone Ventures Inc. may approve, being consolidated into one (1) new Common Share and Westone Venture Inc. is hereby authorized to amend its articles accordingly;

(b) No fractional Common Shares of Westone Ventures Inc. shall be issued in connection with the consolidation and in the event that the resultant number of Common Shares held by any

shareholder is not a whole number, then the number of Common Shares to be received by a shareholder shall be rounded down to the nearest whole number of Common Shares;

(c) The maximum number of Common Shares that Westone Ventures Inc. is authorized to issue is not amended, and shall remain as an unlimited number of Common Shares;

(d) Notwithstanding that this special resolution has been duly passed by the shareholders of Westone Ventures Inc., the directors of Westone Ventures Inc. may in their sole discretion and without approval of the shareholders of Westone Ventures Inc. revoke this special resolution at any time prior to effecting the consolidation and elect not to act on or carry out this special resolution; and

(e) An officer or director of Westone Ventures Inc. is hereby authorized, for and on behalf of Westone Venture Inc. to execute and deliver the Articles of Amendment and to execute and, if appropriate, deliver all of the documents and do all other things as in the opinion of such officer or director may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

If the consolidation is approved, management will determine the timing for the necessary actions to effect the consolidation. Notwithstanding the approval of the consolidation by the shareholders, the directors may elect not to act on or carry out the consolidation without further approval of the shareholders at any time prior to effecting the consolidation. The consolidation is subject to: (i) regulatory approval; (ii) meeting certain financial requirements of the policies of the Exchange; and (iii) the distribution of Common Shares to a minimum number of shareholders. Management will not proceed with the consolidation without the approval of the Exchange.

5. Name Change

If the shareholders approve the consolidation or the Acquisition, shareholders will be asked at the Meeting to pass the following special resolution approving a change of Westone's name. Pursuant to the ABCA, the approval of not less than two-thirds of the votes cast at the Meeting, in person or by proxy, is required in order to pass the special resolution to effect the name change proposed. Management will not proceed with the name change without the approval of the Exchange.

"BE IT RESOLVED as a special resolution that:

(a) Westone Ventures Inc. change its name to Secure One, Inc. or to a name that the board of directors of Westone Ventures Inc. and TSX Venture Exchange Inc. may approve and the Registrar of Corporations (Alberta) may accept, and Westone Ventures Inc. is hereby authorized to amend its articles accordingly;

(b) Notwithstanding that this special resolution has been duly passed by the shareholders of Westone Ventures Inc., the board of directors of Westone Ventures Inc., may in their sole discretion and without approval of the shareholders of Westone Ventures Inc., revoke this special resolution at any time prior to effecting the name change and elect not to act on or carry out this special resolution; and

(c) Any officer of Westone Ventures Inc. is hereby authorized, for and on behalf of Westone Ventures Inc. to execute and deliver the Articles of Amendment and to execute and, if appropriate, deliver all of the documents and do all other things as in the opinion of such officer may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

6. Approval of Stock Option Plan

In accordance with Policy 4.4 of the Exchange, Westone is required to seek approval of the Stock Option Plan annually. A copy is attached hereto as Schedule "A". Accordingly, shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Westone Ventures Inc.'s Stock Option Plan attached as a schedule to the Information Circular dated March 4, 2004 be and the same is hereby approved."

Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

INFORMATION CONCERNING WESTONE

ITEM 6 CORPORATE STRUCTURE

6.1 Name and Incorporation

Westone's governing corporate statute is the ABCA pursuant to which it was incorporated on November 19, 1993 under the name Westone Ventures Inc. Westone is authorized to issue an unlimited number of (a) common shares and (b) preferred shares, issuable in series.

The head office and registered office of Westone is located at Suite 200, 10041 – 81 Avenue, Edmonton, Alberta, T6E 1W7.

ITEM 7 GENERAL DEVELOPMENT OF THE BUSINESS

7.1 History

Westone made an offering under Alberta Securities Commission Policy 4.11 as a Junior Capital Pool Company sponsored by Yorkton Securities Inc. and began trading on the Alberta Stock Exchange on August 26, 1994. On July 18, 1997 it entered into an agreement with Kernow Resources and Developments Ltd. for an option to acquire a 50% interest in the Sachem Bay Property situated in the Voisey's Bay area of Labrador, Canada. Westone spent $115,000 on a geophysical work program to identify 3 targets for drilling, but the commodity prices sank to the point that the project was uneconomic. To diversify and spread the risk, a second agreement was entered into with Candente Resource Corp. pursuant to which Westone would be permitted to earn an interest in the Pamel Property located in Peru. This project also stalled due to poor commodity prices. A decision to move into the oil and gas industry was made when Westone signed an agreement dated November 12, 1999 with Pohle Oil & Gas Inc. to participate in a natural resource exploration programme primarily in the San Joaquin Basin in California. Westone paid a $150,000 US syndicate fee plus $112,000 US to Pohle Oil & Gas Inc. for its share of the prospect fees.

The syndicate consisting of Pohle Oil & Gas Inc., Westone, and several other members drilled 3 wells, one of which was completed and tied in, while the other two were plugged and abandoned. Westone subsequently disposed of its interest in the completed well after it encountered significant salt water. Thereafter, management of Westone determined to change the direction of Westone's endeavors from

natural resource exploration to the evaluation and potential acquisition of established businesses with a history of generating revenues.

7.2 Financing

Westone will not be required to undertake any form of financing in conjunction with the Acquisition as it has been able to conclude the Share Purchase Agreement by means of the issuance of Common Shares.

ITEM 8 SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

8.1 Financial Information From 2001, 2002 and 2003

The following tables set out certain selected financial information of Westone as at and for the year ended November 30, 2001 and 2002 and as at the recently completed nine months ending as August 31, 2003. The selected financial information has been derived from Westone's annual financial statements, which statements have been audited by Watson Aberant LLP, Chartered Accountants, and from Westone's interim financial statements for the periods indicated, which are unaudited. The following information should be read in conjunction with Westone's financial statements attached hereto as Schedules "B" and "C" and pro forma consolidated balance sheet attached hereto as Schedule "E". The financial results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

Westone's annual financial statements and the interim financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Selected Annual Financial Information

Period Ended	2003 August 31	2002 November 30	2001 November 30
Income Statement Data			
Revenue	$ -	-	-
Loss from Operations and net loss for the Year	(145,194)	(145,237)	(566,590)
Per Common Share (basic and diluted)	(0.008)	(0.008)	(0.035)
Balance Sheet Data			
Working Capital	54,351	70,939	80,116
Capital Assets	-	-	-
Total Assets	67,551	83,679	88,800
Long-term Debts (1)	634,770	571,164	587,564
Share Capital and Deficit	(580, 419)	(500,225)	(507,448)

Quarterly Summary

Three-Month Period Ended	Revenue	Net Loss	Net loss per share Basic	Diluted
February 28, 2001	-	(42,831)	(0.003)	(0.003)
May 31, 2001	-	(52,267)	(0.003)	(0.003)
August 31, 2001	-	(303,620)	(0.020)	(0.020)
November 30, 2001	-	(167,872)	(0.010)	(0.010)
February 28, 2002	-	(30,393)	(0.002)	(0.002)
May 31, 2002	-	(30,697)	(0.002)	(0.002)
August 31, 2002	-	(24,275)	(0.001)	(0.001)
November 30, 2002	-	(59,872)	(0.004)	(0.004)
February 28, 2003	-	(38,169)	(0.002)	(0.002)
May 31, 2003	-	(50,320)	(0.003)	(0.003)
August 31, 2003	-	(56,705)	(0.003)	(0.003)

Note:

(1) Long-term debt consists of advances from related party and advance from director. At Closing $500,000 of this debt will be settled or extinguished by the issuance of Common Shares at an attributed value of $0.10 per Common Share.

8.2 Management's Discussion and Analysis of Westone

1. Description of Business

- Westone was incorporated under the ABCA on November 19, 1993. It was initially involved in securing equity financing with which to identify, evaluate and invest in business or resource prospects.

- Management concluded an agreement to purchase 100% of the outstanding shares of UPS, a corporation involved in the protection and security business.

2. Discussion of Operations and Financial Condition

Office and Occupancy Costs

- These costs include postage, filing costs, general office supplies and maintenance, and occupancy costs. \$24,712 was paid to a related party for occupancy cost in the interim period ended August 31, 2003 and \$23,814 was paid to the same related party in the interim period ended August31, 2003. The parties are related by virtue of common management.

Travel

- Included in administrative expenses are travel costs for management related to investigation of investment opportunities and other management activities.

3. Subsequent Events

- Nil.

4. Financings, Principal Purposes and Milestones

- Management is aggressively looking for new investment opportunities. Upon the success of defining such opportunities, management will secure adequate financing to fulfill its obligations.

5. Liquidity and Solvency

- The ability of Westone to continue participating and realizing on projects, prospects or investments is dependent on the corporation being successful in obtaining debt or equity financing to meet their portion of future commitments.

Dividend Policy

Westone has neither declared nor paid any cash dividends to date on its outstanding shares. Westone currently intends to retain any future earnings to finance the development of its business and accordingly does not anticipate paying any cash dividends on its Common Shares in the foreseeable future.

ITEM 9 DESCRIPTION OF THE SECURITIES

9.1 Securities

Authorized Capital

1. Common Shares: An unlimited number of common shares entitling the holder to dividends if, as and when declared by Westone's board of directors, to one vote per share at meetings of Westone's shareholders, and upon liquidation, to receive Westone's remaining assets, subject to the rights of the preferred shares of Westone.

2. Preferred Shares: An unlimited number of preferred shares issued from time to time in one or more series, with rights as set out in the articles including the number comprising each series, the designation, rights, privileges, restrictions and conditions including the rate or amount of dividends, the method of calculating dividends, the dates of payment of dividends as determined by the board of directors.

As at the date of this Information Circular, Westone has 18,170,600 Common Shares outstanding. In addition, Westone has reserved 2,000,000 Common Shares to be issued upon the exercise of 2,000,000 outstanding share purchase warrants entitling the holders to acquire one Common Share for each warrant at an exercise price of $0.25 until March 2, 2005. Westone has also reserved 1,650,000 Common Shares to be issued upon exercise of outstanding options pursuant to the Stock Option Plan.

ITEM 10 STOCK OPTION PLAN

10.1 Stock Options

Pursuant to the Stock Option Plan, a copy of which is attached as Schedule "A", the board of directors may allocate non-transferable options to purchase Common Shares to directors, officers, employees and consultants of Westone and its subsidiaries.

The number of Common Shares allocated to the Stock Option Plan is determined by the board of directors from time to time. The aggregate number of Common Shares reserved for issuance under the Stock Option Plan may not exceed 10% of the total issued and outstanding Common Shares. In addition, the aggregate number of Common Shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Stock Option Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods thereafter, not exceeding 3 months. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Stock Option Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death. The board of directors may from time to time make rules, regulations and amendments to the Stock Option Plan. Should any rule, regulation or amendment materially differ from the provisions set forth herein Westone is required to obtain regulatory or shareholder (as the case may be) approval.

The following table sets out the number of options outstanding as at the date hereof:

OPTIONEES (NUMBER OF PERSONS)	DATE OF GRANT	EXERCISE PRICE PER COMMON SHARE	EXPIRY DATE(1)	NUMBER OF COMMON SHARES UNDER OPTION	MARKET VALUE OF EACH OPTION ON DATE OF GRANT
Executive Officers(2)	July 2, 2003	$0.10	July 2, 2008	1,650,000	$0.10
Directors(1)(2)	July 2, 2003	$0.10	July 2, 2008	100,000	$0.10

Notes:

(1) Or earlier, that is, upon the expiration of 90 days from the cessation of employment or directorship or the termination of the position of officer, except in the case of death, when they will expire one year from that date.

(2) Excluding directors who are also executive officers.

ITEM 11 PRIOR SALES

No new share capital has been sold nor issued by Westone over the 12 months prior to the date of this Information Circular, except as follows:

DATE	NUMBER OF SHARES	ISSUE PRICE PER SHARE	AGGREGATE ISSUE PRICE	CONSIDERATION RECEIVED
August 19, 2003	650,000	$0.10	$65,000	Nil(1)

Note:

(1) These shares were issued in settlement of indebtedness owing to Richfield Explorations Inc., a corporation of which Westone's President, Leonard D. Jaroszuk, is a control person. See Item 12, "Non-Arm's Length Party Transactions".

11.1 Stock Exchange Price

The Common Shares have been listed and posted for trading on the Exchange (formerly, the Alberta Stock Exchange) since April 15, 1994. The following table sets out the high and low trading of the Common Shares for the periods indicated as reported by the Exchange.

PERIOD	HIGH	LOW	CLOSE	TRADING VOLUME
Quarter Ended				
February 28, 2002	0.070	0.030	0.050	140,000
May 31, 2002	0.070	0.030	0.070	343,500
August 31, 2002	0.080	0.030	0.030	408,195
November 30, 2002	0.030	0.030	0.030	339,000
February 28, 2003	0.100	0.030	0.090	520,000
May 31, 2003	0.110	0.080	0.110	407,050
August 31, 2003	0.120	0.090	0.110	281,000
Monthly				
September 2003	0.150	0.110	0.125	352,800
Daily				
October 1, 2003	0.145	0.130	0.145	57,700
October 2, 2003	0.130	0.130	0.130	70,000

PERIOD	HIGH	LOW	CLOSE	TRADING VOLUME
Daily..continued				
October 3, 2003	0.145	0.135	0.135	142,500
October 6, 2003				0
October 7, 2003				0
October 8, 2003	0.130	0.130	0.130	22,500
October 9, 2003	0.135	0.130	0.135	145,000
October 10, 2003	0.135	0.130	0.135	72,000
October 14, 2003	Stock Halted(1)			0

Note:

(1) Pursuant to Exchange Policy 5.2, trading in the Common Shares was halted effective at the opening (Pacific Standard Time), October 14, 2003.

ITEM 12 NON-ARM'S LENGTH PARTY TRANSACTIONS/ARM'S LENGTH TRANSACTIONS

12.1 Non-Arm's Length Party Transactions

Upon receipt of acceptance by the Exchange on August 19, 2003, Westone issued 650,000 Common Shares at an attributed price of $0.10 per Common Share to Richfield Explorations Inc., a corporation of which Leonard D. Jaroszuk, the President and a director of Westone, is a control person, in settlement of indebtedness of $65,000 owing to it.

Concurrent with the Closing, Westone will issue to Mr. Jaroszuk 5,000,000 Common Shares in payment of $500,000 of shareholder loans made by him.

12.2 Arm's Length Transaction

The Acquisition is not a Non-Arm's Length Transaction as defined within the policies of the Exchange.

Management determined to suspend further ventures into the exploration for precious minerals or oil and gas and to concentrate efforts on the search for a possible acquisition of a corporation or business with a history of operations and cash flow. After exploring and assessing various targets and options, they increasingly focused on UPS as an acquisition which particularly suited the criteria they had developed. After extensive due diligence and negotiations, Westone was able to conclude an agreement dated October 9, 2003 with UPS's sole shareholder, Hagan Equities Inc., to acquire all of its shares in UPS. They agreed on a purchase price of $2,250,000 payable by the issuance of 17,500,000 Common Shares at an attributed value of $0.10 per Common Share, and a debenture to secure the payment of the balance of $500,000 payable in five years with interest thereon at a rate of 10% per annum. By an amending agreement dated February 17, 2004, the payment for the purchase price was changed to 22,500,000 Common Shares (rather than a combination of Common Shares and a debenture) issuable at Closing.

Concurrent with Closing, Leonard D. Jaroszuk will enter into a shareholders' agreement whereby he will agree that if within one year of completion of the Acquisition Westone should become delisted from the Exchange or any other stock exchange or undertake a Change of Business within the meaning ascribed by Policy 5.2 of the Exchange, Hagan Equities Inc. could elect to undo the Acquisition by surrendering the Common Shares issued to it and by Westone transferring the UPS shares back to Hagan Equities Inc. at their purchase price. This was done to give Mr. Sigurd D. Jorstad, the principal shareholder of Hagan Equities Inc. and the founder of UPS, further assurance that Westone would take every precaution to maintain its listing on the Exchange, and not undertake a sudden change in the business, operations or undertaking of the resulting entity within one year after completion of the Acquisition without Mr. Jorstad's concurrence.

There are no conditions precedent to the completion of the Acquisition other than approval by a simple majority of the votes cast in respect of a resolution at the Meeting.

ITEM 13 LEGAL PROCEEDINGS

13.1 Legal Proceedings

Westone is not currently party to any legal proceedings, nor are any legal proceedings currently being contemplated by them. Management is currently not aware of any legal proceedings contemplated or threatened against Westone.

ITEM 14 AUDITORS, REGISTRAR AND TRANSFER AGENT

14.1 Auditors

The auditors of Westone are Watson Aberant LLP, Chartered Accountants, 4212-98 Street, Edmonton, Alberta, T6E 6A1.

14.2 Registrar and Transfer Agent

CIBC Mellon Trust Company through its principal office in Calgary at Suite 600, 333-7 Avenue SW, Calgary, Alberta, T2P 2Z1, is Westone's registrar and transfer agent.

ITEM 15 MATERIAL CONTRACTS

15.1 Material Contracts

Except for contracts entered into by Westone in the ordinary course of business, the only material contracts entered into by Westone during the two years preceding the date of this Information Circular which can reasonably be regarded as being material are the following:

(a) Share Purchase Agreement dated October 9, 2003, as amended on February 17, 2004, among Westone, Hagan Equities Inc. and UPS. See Item 12.2, "Arm's Length Transaction".

(b) Sponsorship Agreement dated January 10, 2003 between Westone and the Sponsor. See Item 40, "Sponsorship and Agent Relationship".

(c) Release dated August 19, 2003 from Richfield Explorations Inc. accepting 650,000 Common Shares in settlement of $65,000 of indebtedness owing to it by Westone. See Item 12.1, "Non-Arm's Length Party Transactions".

(d) Escrow Agreement to be dated as at Closing among Westone, the Escrow Agent and Hagan Equities Inc. See Item 38, "Escrowed Securities".

(e) Escrow Agreement to be dated as at Closing among Westone, the Escrow Agent and Leonard D. Jaroszuk. See Item 38, "Escrowed Securities".

(f) Agreement among Westone, UPS and Hagan Equities Inc., to be dated as at Closing, pursuant to which, upon the occurrence of certain events, Hagan Equities Inc. may surrender the Common Shares issued to it on Closing, in consideration for Westone transferring back the UPS shares. See Item 12.2, "Arm's Length Transaction".

Copies of these contracts are available for inspection without charge at Westone's head office during ordinary business hours until 30 days after the completion of the Acquisition.

INFORMATION CONCERNING UPS

ITEM 16 CORPORATE STRUCTURE

16.1 Name and Incorporation

The governing corporate statute of UPS is the ABCA pursuant to which it was incorporated on May 25, 1989. It is also extra-provincially registered in the Provinces of British Columbia and Saskatchewan. Its head office and registered office is located at 8055 Coronet Road, Edmonton, Alberta, T6E 4N7.

16.2 Inter-corporate Relationships

UPS has one subsidiary, Consolidated Security Systems Inc., which is wholly-owned.

ITEM 17 GENERAL DEVELOPMENT OF THE BUSINESS

17.1 History

UPS was established in 1989 by Mr. Sigurd Jorstad. He recognized a growing demand for protective services with specialization in the areas of petty crime, an area of decreasing priority to public police forces. He believed that this need would be filled through the provision of user pay services provided by the private sector. The business initially consisted of one guard, one patrol vehicle and one dog. In the intervening 14 years it has grown to over five hundred individuals operating in ten locations throughout Western Canada. It is the largest Alberta-based independently owned private security company in Western Canada.

This growth has been achieved through a combination of:

1. acquisitions of competitor operations,
2. joint venturing with both competitors and customers, and
3. growth generated internally from the increasing demands of existing clientele.

UPS has evolved into a proponent and highly regarded advocate within the private security industry in western Canada. It is recognized for enhancing the level of professionalism within the industry and is considered a leader in western Canada in promoting the delivery of premium level private security protection. UPS has been recognized as a complement to public police services and continues to enhance its joint involvement with public agencies.

17.2 Significant Acquisitions and Dispositions

UPS has not completed any significant acquisitions for which financial statements would be required under applicable policy if this Information Circular were a prospectus, nor has it made any significant dispositions during the most recently completed financial year.

ITEM 18 NARRATIVE DESCRIPTION OF THE BUSINESS

18.1 General

1. Business

UPS is in the business of providing protective services on a user pay basis to both the private and public sector. These services are provided through:

1. stationary uniformed guards;
2. canine assisted mobile patrol;
3. mobile alarm response teams;
4. loss prevention officers;
5. private investigation officers; and
6. automated online technology related to surveillance and verification systems.

Geographic Locations

UPS operates in western Canada with offices in Kelowna, British Columbia, Calgary, Red Deer, Drumheller, Fort McMurray, Slave Lake, and Edmonton (head office) in Alberta, and Saskatoon, Lloydminster and North Battleford, in Saskatchewan.

Operational Segments

Within each of the geographic locations noted above, UPS offers services in six major divisions.

Stationary Division

The stationary division provides uniformed security guards. These guards provide services such as:

1. entrance guards to industrial sites;
2. fire walk guards at industrial sites;
3. entrance guards at institutional sites;
4. walking guards and stationary guards at commercial and retail complexes;
5. walking guards at multi-family and recreational facilities;
6. parking lot security and attendance guards;
7. construction and remote location guards;
8. receivership and asset protection guards; and
9. equipment dispersal guards.

In all cases the guards are available in full dress uniform with either hard uniform or soft uniform options. Decisions as to the number, appearance, and hours that guards are provided are jointly determined by the clientele in consultation with UPS's security advisors.

Mobile Guards

UPS provides mobile patrol guards with highly visible clearly marked black and white security vehicles. Mobile guards are involved in:

1. mobile patrols on large industrial sites;
2. mobile patrols on large commercial sites;
3. mobile rapid response for commercial alarms;
4. mobile rapid response for residential alarms;

5. money bag pick-up services;
6. residential drive-by house watches; and
7. municipal and community patrols.

Mobile guards work under contracts of two types. Regular route contracts involve continuing monitoring of sites at varying times and frequencies. Response contracts involve investigation of alarm incidents on an as required basis.

Special Services Unit

The special services unit again provides both uniformed and plain-clothes officers who handle unique and sometimes volatile engagements. Services provided in this area include:

1. demonstration patrol and security guards;
2. commercial strike control and security guards;
3. special event and crowd control guards;
4. executive protection or body guards; and
5. evacuation assistance and search and rescue assistance.

The special services unit traditionally has contracts of a short duration, but which require highly skilled, and a large number of temporary employees.

Plain Clothes Division

Investigations

Investigations utilize non-uniformed personnel in assignments requiring investigation, analysis and judgment as to security and risk. Services provided in this area include:

1. insurance frauds,
2. insolvency frauds,
3. cheque frauds or NSF cheques,
4. divorce evidence gathering,
5. child custody evidence gathering,
6. skip tracing and locates,
7. service of legal documentation,
8. vehicle searches,
9. repossessions for leasing companies and registered owners,
10. employee background checks and pre-employment checks, and
11. undercover assignments.

Investigation assignments are generally in response to specific security breaches, asset losses, or organizational changes.

Loss Prevention

The loss prevention division is involved with the prevention of asset losses by commercial enterprises. Assignments are focused on inventory and equipment losses for retail and industrial clients. Services provided include:

1. shoplifting investigations,
2. employee theft and internal integrity investigations, and
3. surveillance and in store monitoring.

Loss prevention contracts are generally of a long-term nature, and involve the provision of continuing services to the client.

Technical Associates and Automated Technologies Division

The technical associates division undertakes consulting work to assist clients to increase security and reduce losses. Services provided include:

1. risk analysis consulting,
2. security systems analysis,
3. employee drug testing,
4. labor disputes strategic planning,
5. inventory analysis,
6. specialized security services, and
7. internet remote monitoring and covert surveillance systems.

Assignments undertaken by the technical division is usually of an incident specific or event specific nature. These services are frequently sold as "add on" services to clients who utilize other services on an ongoing basis.

2. *Operations*

The sales cycle of UPS begins with the consultation with clients as to which of the above array of services are required to meet their general security needs. Contracts are then drawn between UPS and the client stating the specific services to be provided and payment terms. For all services, UPS has fully developed its personnel and delivery systems to ensure that services can be provided on an immediate or as-required basis.

UPS is fully operational in all the areas noted above and no research and development, or technological advancement is required for UPS to deliver all the services.

The services are delivered by trained security personnel, many of whom have gone through the Security Officer Career College Inc. program (a corporation controlled by Mr. Jorstad). UPS delivers virtually all of its services through its existing employee base with little sub-contracting required.

UPS is able to offer its services in all geographic locations. However, most geographic locations focus on the delivery of a limited number of services based on the requirements of their existing clientele. Services are billed on a monthly or semi-monthly basis with 30-day commercial terms. UPS has not experienced any significant problems with bad debts. Management believes that this is partially attributable to the ongoing nature of contracts, and partially to the dependence of the clientele for vital security.

The bulk of UPS's security guards are graduates of the Security Officer Career College Inc. Entry-level trained guards are given assignments commensurate with their abilities.. A continuing program of training and increasing on the job responsibilities results in the development in-house of security guards capable of performing with a level of professionalism established by UPS. While specialized skills are required in a small number of assignments, UPS's 500 + employees are trained in all of the skills required for all UPS services.

UPS has worked hard to establish itself as an identifiable brand in the market place. Specifically, UPS presents itself as having a prominent profile for difficult, politically sensitive, or high-risk security engagements. For example, at the recent G-8 Summit in Kananaskis, UPS provided perimeter and entrance, and walk-through security on the grounds and other venues. This service was provided in

harmony with the security arrangements provided by the Royal Canadian Mounted Police and other agencies. UPS identifies this brand through its logo and color schemes with the hopes of identifying the brand as unique and reliable within the security industry.

Portions of UPS's business, and particularly those provided by the Special Services Unit can be event based. Events such as that noted above and other sporting, cultural, musical, or other large events require the use of private security forces.

At present UPS is not aware of any pending regulatory or legislative initiatives, which would have significant effect on its operations, cash flows, or profitability. In addition there are no significant environmental regulations, which affect either the industry or UPS. UPS has no foreign operations and is not dependant upon foreign operations for any segment of its business.

3. Marketing

Marketing efforts of UPS are provided by a combination of:

A. Sales force

UPS maintains a sales force at each branch location. This sales force is charged with:

a. maintaining solid business relations with existing core clientele;

b. responding to bids and tenders which may become available in that geographic area;

c. working with organizers of special projects and events to ensure security opportunities are recognized and addressed; and

d. following business referral leads provided by the security guards.

B. Security Guards

UPS employs their security guards as an "in the community" sales force. Guards become aware of new business opportunities as a result of their activities and involvement with existing clients and the business community in general. These new security opportunities are passed on to the sales team, which then follows up the leads and secures contracts. A reward system has been established to compensate guards for successful leads.

UPS does not employ, to any great extent, mass marketing techniques. In place, targeted sales calls and existing clientele referrals are the preferred marketing generators.

4. Competitive Conditions

As discussed previously, UPS has endeavored to establish a brand profile for itself based on its ability to handle difficult and complex engagements.

UPS competes in a number of geographic markets with each market generally segmented into multinational competitors, regional competitors, and local competitors.

Management believes that UPS competes well against multinational competitors such as Group 4 Falck (which recently acquired The Wackenhut Corporation) and Securitas Canada (resulting from the merger of Pinkerton and Burns International) in that the multinationals generally have a much narrower focus as to services provided and are generally not price competitive against UPS. Specifically, UPS has found

that the multinational security companies are not able to provide the guard services at a competitive price due to the difficulties of maintaining large domestic work forces. As such, the multinationals have focused their efforts on providing higher margin and more technically advanced services to the large multinational companies.

In most areas UPS operates against two or three regional competitors such as The Commissionaires and local divisions of Group 4 Falck, Securitas Canada and Initial Security Services, which offer alternatives to the guard services offered by UPS. These regional companies are generally not able to provide the wide range of services, or the professionalism offered by UPS. However, these competitors have no effect on the industry pricing structure in the communities in which they operate. They provide significant competition to UPS, in particular for uniformed guard service. UPS is able to compete well against these services because of its long-standing industry reputation, the quality of its services, its efforts at maintaining client loyalty, and its size advantage in being price competitive across the spectrum of available services.

In all markets there are a larger number of small competitors who offer guard and other security services. These competitors are frequently "mom and pop" operations and function within their own specific niches offering services to frequently one clientele and/or one location. These companies do not offer the array of locations and services offered by UPS and are generally not considered significant competitors. These organizations do however present significant opportunities for UPS to grow the business through acquisitions. In the past UPS has found that the purchase price for these types of competitors is extremely reasonable.

5. *Future Developments*

Industry

1. Management believes that the private security industry is expected to continue to grow in the indefinite future. Part of the reason for this expansion can be attributed to the security organizations that mobilize security officers on short notice and provide trained personnel that are prepared to work. Private protection organizations that are capable of locating, screening and training supervisory personnel are in demand.

The industry is segmented into three groups:

1. Multinational organizations,
2. Regional organizations, and
3. Local organizations.

The multinational organizations are driving the high tech security industry with an emphasis on the utilization of technology to enhance response times, reduce theft opportunity and generally eliminate the manpower factor in the security industry.

As a result, a void has been created as the multinationals have avoided manpower dependent security services. This void has been filled as regional organizations have grown up to adopt these markets and provide these services. As such, strong regional operators like UPS are able to rapidly provide uniform and non-uniformed services in a multitude of environments.

The local security providers, while providing very little competition for the regional providers as a result of their narrow focus and limited resources, do provide significant growth opportunities to UPS in terms of potential acquisition targets. The acquisition of local operators who have as existing clientele companies which have anticipated growth patterns and anticipated growing security needs presents UPS with a built in growth opportunity.

The only significant issue that management sees facing the man-power dependent guard security portion of this private security industry is the need for a continuing influx of trained security officers capable of performing the services at prices acceptable to the clientele. UPS, through The Security Officer Career College Inc., a corporation controlled by Mr. Jorstad, has access to a captive market of trained security officers throughout western Canada.

ITEM 19 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

19.1 Financial Information From 2001, 2002 and 2003

The following tables set out certain selected consolidated financial information of UPS as at and for the year ended December 31, 2001 and 2002 and as at the recently completed nine months ending as at September 30, 2003. The selected financial information has been derived from UPS's annual consolidated financial statements, which statements have been audited by Cetinski & Holtzman, Chartered Accountants, and from UPS's non-consolidated interim financial statements for the periods indicated, which are unaudited. The financial results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

UPS's annual consolidated financial statements and the non-consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Selected Consolidated
Annual Financial Information

Period ended-Canadian Dollars	2003 September 30	2002 December 31	2001 December 31
Revenues	$5,358,780	$7,196,101	$6,871,846
Income from continuing operations	143,318	448,027	424,527
Net (loss) Income	(26,545)	91,999	140,116
Total assets	2,112,110	1,708,023	1,905,507
Total long term liabilities	34,752	55,963	80,945
Cash dividend declared	-	-	-
Current assets	1,722,560	1,369,017	1,483,919
Working Capital	409,605	497,905	416,945
Goodwill	127,944	111,625	219,694
Equity	754,403	780,948	688,949

19.2 Quarterly Information

UPS is not a reporting issuer and has not prepared any quarterly financial statements, other than those for the nine month period ending September 30, 2003 included in this Information Circular.

19.3 Foreign GAAP

All of UPS's financial information is presented using Canadian generally accepted auditing principles.

19.4 Management's Discussion and Analysis of UPS of Financial Condition and Results of Operation

1. Description of Business

- UPS was incorporated under the laws of Alberta. Its principal business is providing security services in Edmonton and other branch locations.

2. Discussion of Operations and Financial Condition

Revenue

- The revenue has increased by 5% from the year ended December 31, 2001 to the year ended December 31, 2002. UPS expects its revenue to increase in the future due to the high demand for security services.

Capital Assets

- UPS records capital assets consisting of mainly vehicles, equipment and computer equipment, at cost less accumulated amortization. It expects to acquire additional capital assets due to expected growth.

Loan Payable

- During 2001, UPS purchased the customer base of an existing security company. The original loan payable was being repaid monthly, calculated as a percentage of net monthly billings to these customers and a percentage of gross profit from the operations, until the balance would have been paid in full. In 2002, the agreement was voided and no further monies are owed.

Sales

- The sales for the 9 month period ending are consistent with prior years. The fourth quarter generally shows marginally higher revenue figures. Revenue for the year ended December 31, 2003 will be reported at approximately $7.2 million. In 2001 & 2002 there were a number of larger projects which generally provide greater margins. These projects were not renewed and were replaced with a number of smaller jobs at lower margins.

General & Administrative Expenses

- The administrative costs increased in the latter part of 2002, and continued to increase in 2003, with additions to the management team. To facilitate future growth, regional offices were set up in Kelowna and Calgary in 2002. In addition UPS entered into an agreement with a security company in Calgary and was forced to continue paying large cellular phone and automobile expenses. This agreement was discontinued in the second quarter of 2003.

Net Income/Loss

- Due to the loss of various high margin projects and these jobs being replaced by a number of small margin jobs, it was anticipated that margins and net income would be reduced. The increased costs of setting up regional offices

and payment of additional management salaries has led to future erosion of profits in 2002 and 2003.

Property, Plant & Equipment

- UPS purchased various capital assets in 2002 and 2003 including computer hardware and office equipment. It amortized these assets according to its accounting policies.

Other Intangibles

- Other intangibles are recorded when UPS purchased the business from another security company. The amount paid in excess of any tangible assets purchased is reflected as other intangibles. In 2002 UPS cancelled a previous purchase agreement and offset the intangible asset against the amount still outstanding on the purchase. In 2003 UPS purchased the business of a small security company and reflected $40,000 as an intangible asset. The intangible assets are amortized according to its accounting policies.

Long Term Liabilities

- The change in long-term liabilities represents the payment of $32,000 per year on conditional sales contracts. This also includes the cancellation of a loan payable resulting from the purchase of a business. This amount was offset by a reduction in intangible assets resulting from the acquisition of the business.

Working Capital

- Management regards working capital as the best indicator of liquidity. The working capital, while varying during the reported periods, remained at all times in excess of management minimum target of $200,000. Management is not aware of any future events that would reduce working capital below the minimum target level.

- During the reporting period UPS was commercially current on all dividends, debt payments and maintained compliance with all debt covenants. There are no legal or practical restrictions restricting the transfer of funds between UPS and its subsidiary.

3. Subsequent Events

- Nil

19.5 Trends

There are no specific trends, commitments, events or uncertainties that are both currently known to management of UPS and reasonably expected to have a material effect on its business, financial condition or results of operations. Management is of the view that the growth potential of the security market is significant. UPS intends to position itself to take advantage of this growing opportunity. While the industry is currently fragmented, it is entering a consolidation period following the arrival of European companies on the international market. Management of UPS has observed that since the tragic events at

the World Trade Centre and Pentagon in September 2001, the private and public sectors have both put a greater emphasis on the need for security and believes that this will ensure a continuing growth of the demand for security services for some years to come.

ITEM 20 DESCRIPTION OF THE SECURITIES

20.1 Securities

No securities of UPS are being distributed in connection with the Acquisition. UPS is authorized to issue an unlimited number of class "A" shares and there are currently 90 class "A" shares issued and outstanding, all of which are owned by Hagan Equities Inc. and will be transferred to Westone upon the Closing of the Acquisition. The holders of the class "A" shares are entitled to dividends as and when declared by the board of directors, to one vote per share at meetings of shareholders and, upon liquidation, to receive all assets lawfully distributable to shareholders.

20.2 Other Securities

There are no debt or other securities of UPS being distributed in connection with the Acquisition.

ITEM 21 CONSOLIDATED CAPITALIZATION

21.1 Capitalization

There is no material change in the share and loan capital of UPS since the date of the comparative financial statements for UPS's most recently completed financial year contained in this Information Circular.

ITEM 22 PRIOR SALES

22.1 Prior Sales

There have been no issuance of shares by UPS since its incorporation other than the issuance of 100 class "A" shares at $0.10 per share on May 30, 1989. Of those shares, 10 were cancelled on June 7, 1989.

22.2 Stock Exchange Price

As UPS is a private issuer, none of its shares are listed and posted for trading on any exchange or other trading system.

ITEM 23 EXECUTIVE COMPENSATION

Sigurd D. Jorstad is the only Executive Officer of UPS. His annual compensation in tabular form is as follows:

ANNUAL COMPENSATION[1]					LONG TERM COMPENSATION AWARDS	
Name and Position	**Fiscal Year Ended December 31, 2002**	**Salary $**	**Benefits $**	**Other Annual Compensation $**	**Securities Under Options Granted $**	**All Other Compensation $**
Sigurd D. Jorstad President	$60,000	$36,000	$9,000	$15,000	Nil	Nil

Note:

(1) Mr. Jorstad's annual compensation is paid indirectly by means of a management fee to another corporation controlled by him, which in turn pays the amount disclosed in this table. UPS does not pay or provide:

(a) any other annual compensation;
(b) restricted stock awards;
(c) pension plans; or
(d) any long-term incentive plan awards or payments in the year ended December 31, 2004.

ITEM 24 NON-ARM'S LENGTH PARTY TRANSACTIONS

24.1 Non-Arm's Length Party Transaction

Other than the ongoing services to UPS and its subsidiary by Mr. Jorstad, there has been no acquisition of assets or services nor has there been any provision of assets or services in any transaction within five years of the date of this Information Circular or in any proposed transaction where UPS or any subsidiary has obtained such assets or services from any director, officer, promoter or principal shareholder of UPS or any associate or affiliate of any such person or corporation. No director or officer of UPS, any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction or any proposed transaction that has materially affected, or will materially affect, UPS or any of its affiliates except as disclosed elsewhere in this Information Circular.

ITEM 25 LEGAL PROCEEDINGS

25.1 Legal Proceedings

UPS is not currently party to any material legal proceedings. Management is currently not aware of any material legal proceedings contemplated or threatened against UPS.

ITEM 26 MATERIAL CONTRACTS

26.1 Material Contracts

Except for contracts entered into in the ordinary course of business the only material contracts entered into by UPS in the two years immediately prior to the date hereof which can reasonably be regarded as material to UPS is the Share Purchase Agreement.

A copy of this contract is available for inspection without charge at Westone's head office during ordinary business hours until 30 days after the completion of the Acquisition.

INFORMATION CONCERNING THE RESULTING ISSUER

ITEM 27 CORPORATE STRUCTURE OF THE RESULTING ISSUER

27.1 Name and Incorporation

Should the special resolution be passed by Westone's shareholders, the name of the Resulting Issuer will be Secure One, Inc. or such other name as may be acceptable to the Registrar of Corporations (Alberta) and the Exchange. Its head office will be that of UPS, being 8055 Coronet Road, Edmonton, Alberta, T6E 4N7, and its registered office will be the registered office of Westone, being Suite 200, 10041 – 81 Avenue, Edmonton, Alberta, T6E 1W7.

Secure One, Inc. will simply be Westone under a new name and accordingly readers are referred to the details about its statute of incorporation and description of shareholder rights and remedies commencing with Item 6, "Corporate Structure".

27.2 Inter-corporate Relationships

The inter-corporate relationship between the Resulting Issuer and UPS will be that UPS will be its wholly-owned subsidiary and Consolidated Security Systems Inc. will remain UPS's wholly-owned subsidiary.

ITEM 28 NARRATIVE DESCRIPTION OF BUSINESS

Stated Business Objectives

The business objective of Secure One, Inc. will be to carry on and expand the business developed by UPS and to evaluate other potential target businesses that would afford synergies to facilitate that expansion.

Milestones

There are no particular milestones or other significant events that must occur for the business objectives to be accomplished nor any specific time period in which any particular event is expected to occur nor is it possible at present to estimate costs related to any particular event.

ITEM 29 DESCRIPTION OF THE SECURITIES

The issued and outstanding securities of the Resulting Issuer will be those of Westone after giving effect to the Acquisition, which will be 45,670,600 Common Shares without regard to any proposed consolidation of those shares.

ITEM 30 PRO FORMA CONSOLIDATED CAPITALIZATION

30.1 Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Resulting Issuer after giving effect to the Acquisition:

Designation of Security	Authorized	Outstanding after giving effect to the Acquisition (1)
Common Shares	Unlimited	$2,750,009 (45,670,600 Common Shares)(3)
Long Term Debt	-	$ 169,522(2)
Warrants	2,000,000	2,000,000(4)

Notes:
(1) Does not include the 1,650,000 stock options currently outstanding or any stock options to be granted.
(1) This consists of $134,770 owing to Leonard D. Jaroszuk, $17,486 (being obligations under conditional sales contracts), and $17,266 for future tax liabilities.
(2) Pre-consolidation, should the consolidation be carried out.
(3) Each warrant entitles the holder to acquire one Common Share at an exercise price of $0.25 until March 2, 2005.

30.2 Fully Diluted Share Capital

The following table states the fully diluted share capital of the Resulting Issuer after giving effect to the Acquisition:

	NUMBER OF SECURITIES	PERCENTAGE OF TOTAL
(a) Issued by Westone as of December 31, 2003	18,170,600	34.83%
(b) Securities reserved by Westone for future issue as of December 31, 2003 (excluding securities to be issued pursuant to the Acquisition)	3,650,000(1)	7%
(c) Securities to be issued in consideration for the asset, business or property to be acquired pursuant to the Acquisition	22,500,000	43.13%
(d) Securities to be issued pursuant to any concurrent or contemporaneous financing	5,000,000(2)	9.58%
(e) Securities to be reserved for issuance in connection with the Acquisition	2,850,000(3)	5.46%
TOTAL	52,170,600	100.00%

Notes:
(1) This consists of 2,000,000 warrants (with each warrant entitling the holder to acquire one Common Share at an exercise price of $0.25 until March 2, 2005) and 1,650,000 directors' and officers' stock options (with each option entitling the holder to acquire one Common Share at an exercise price of $0.10 until July 2, 2008).
(2) This consists of 5,000,000 Common Shares to be issued at Closing to settle $500,000 of indebtedness owing to a director of Westone.

(3) This consists of 2,850,000 stock options to be granted to an existing director and incoming directors upon completion of the Acquisition. Each option will entitle the holder to acquire one Common Share at an exercise price of $0.10 per Common Share for a period expiring five years from the date of the grant or earlier in the event of cessation as a director.

TOTAL (undiluted) 45,670,600 (pre-consolidation) 15,223,533 (post-consolidation, should the consolidation be carried out)
TOTAL (fully diluted) 52,170,600 (pre-consolidation) 17,390,200 (post-consolidation, should the consolidation be carried out)

ITEM 31 AVAILABLE FUNDS AND PRINCIPAL PURPOSES

31.1 Funds Available

The estimated funds available to the Resulting Issuer as at January 31, 2004 is approximately $315,000. This estimate is based on the actual working capital of Westone of $54,351 as at January 31, 2004, and the actual working capital of UPS of $260,526 at January 31, 2004.

31.2 Dividends

There are no restrictions that could prevent the Resulting Issuer from paying dividends. However, the dividend policy will be to put full use of excess funds to expand the business of UPS by addition to its own staff or by additional acquisitions that could add synergies to its operations. Therefore, it is not intended that the Resulting Issuer will pay dividends in the foreseeable future.

31.3 Principal Purposes of Funds

These funds will be used by UPS for ongoing operational expenses, and to fund business expansion both through internal growth and through the acquisition of quality security businesses, if, as and when such opportunities become available.

ITEM 32 PRINCIPAL SHAREHOLDERS

The following table sets forth the shareholdings of those persons who are anticipated to own of record beneficially, directly or indirectly, or exercise control or direction over more than 10% of the issued and outstanding shares of the Resulting Issuer after giving effect to the Acquisition:

NAME AND MUNICIPALITY OF RESIDENCE	TYPE OF OWNERSHIP	NUMBER AND PERCENTAGE OF SHARES
Hagan Equities Inc.(1) Edmonton, AB	of record and beneficial	22,500,000 Common Shares (49.27%)
Leonard D. Jaroszuk(2) St. Albert, AB	beneficial	9,869,500 Common Shares (21.61%)

Notes:

(1) A corporation over which Mr. Sigurd Jorstad exercises direction and control. In addition, Mr. Jorstad will upon Closing be granted options to acquire 1,050,000 Common Shares pursuant to the Stock Option Plan. See Item 37.1, "Option to Purchase Securities".

(2) In addition, Mr. Jaroszuk has options to acquire 875,000 Common Shares and will upon Closing be granted options to acquire an additional 1,050,000 Common Shares pursuant to the Stock Option Plan. See Item 37.1, "Option to Purchase Securities".

ITEM 33 DIRECTORS, OFFICERS AND PROMOTERS

33.1 Name, Address, Occupation and Security Holdings

Upon completion of the Acquisition, the directors, officers and management of the Resulting Issuer will be as shown below:

NAME & MUNICIPALITY OF RESIDENCE	POSITION TO BE HELD	OFFICE HELD	SECURITY HOLDINGS	PRINCIPAL OCCUPATION & POSITIONS DURING THE LAST FIVE YEARS
Sigurd D. Jorstad, B.Com. Antler Lake, AB	Chairman of the Board & Director	President & a Director of UPS since 1989	22,500,000 Common Shares	President & General Manager, UPS.
Leonard D. Jaroszuk St. Albert, AB	Chief Executive Officer, President & Director	Director & Officer (most recently President) of Westone since 1993	9,869,500 Common Shares	President, Westone, since 1993.
Douglas C. Bachman St. Albert, AB	Chief Financial Officer, Secretary-Treasurer & Director		60,000 Common Shares	Manager, Bank of Montreal, since July 2003 and from February 1985 to June 2000, and from June 2002 to June 2003, Vice-President, Corporate Development, Altachem Pharma Ltd., and from June 2000 to June 2002, Manager at Design Group Staffing.
Thomas W. Dunlop Sherwood Park, AB	Director		Nil	President, T.W. Dunlop & Associates Security Consultants Ltd.
Richard G. Shuhany, B.A., C.A. Edmonton, AB	Director		Nil	President, Shuhany & Company Ltd., a consulting firm.

Note:

(1) Members of the audit committee of the Resulting Issuer are Messrs. Dunlop, Shuhany and Bachman.

33.2 Management

The following is a brief description of the background of the management of the Resulting Issuer:

Sigurd D. Jorstad, (68), B.Comm., obtained a Bachelor of Commerce degree majoring in Business Administration from the University of Saskatchewan in 1959. For 25 years he was involved in the trucking and transportation industry in Western Canada, Alaska and the Pacific Northwest. In 1985, Mr. Jorstad started the Security Officer Career College Inc. which was certified by Alberta Advanced Education as a Class A private vocational college for the training of entry level security guards. The College continues to deliver programs to the private security industry and new recruits in the industry to the present time and is developing online programs to accommodate current needs of the industry. In 1989, Mr. Jorstad began UPS to accommodate on the job training for trainees in the Security Officer Career College programs. The core of his business interest since then has been with that company as it has grown substantially, employing a staff of over 500 individuals in 10 locations throughout Western Canada. In addition to his experience, he is one of the founding members of the Professional Security

Agencies of Alberta which is an organization involved in lobbying on behalf of the contract private security industry in Alberta for higher standards and broader jurisdiction for its members. A current undertaking involved the presentation of a response to the Alberta Government Legislative Review Committee's Initiative on Policing Alberta.

Mr. Jorstad expects to devote all of his working hours as a director, officer and an employee in the service of the Resulting Issuer.

Leonard D. Jaroszuk, (45), has 16 years of experience with reporting issuers in Alberta, including, 10 years as the President and director of Westone and, since November 1999, a director of Raydan Manufacturing Inc., the shares of which are listed and posted for trading on the Exchange.

Mr. Jaroszuk expects to devote all of his working hours as a director, officer and an employee in the service of the Resulting Issuer. He has no direct experience in UPS's industry. However, he will be of benefit in business direction, corporate governance, administration, management and compliance issues.

Thomas W. Dunlop, (67), has been the President of T.W. Dunlop & Associates Security Consultants Ltd. since December 1996. He was a member of the RCMP from 1956 to 1978. Mr. Dunlop retired in 1978 after 22 years of service, having achieved the rank of Staff Sargeant. He thereupon joined the Imperial Bank of Commerce with the responsibility for forming the Internal Investigations Department for Alberta and the Northwest Territories. In 1984 he formed the Brick Warehouse Corporation as Vice-President of Corporate Registry with the responsibility of formulating policy and procedures, as well as conducting investigations, managing, consulting and working with other departments to help The Brick grow from three stores to forty-nine when he retired in 1996. He retired in November 30, 1996 and established his own consulting business allowing him to apply the expertise gained in the courses of his career to alleviate particular problems or concerns of selected clients.

Mr. Dunlop intends to devote so much of his working hours as may be required from time to time as a director of the Resulting Issuer.

Richard G. Shuhany, (59), B.A., C.A., earned the degree of Bachelor of Arts majoring in economics at the University of Alberta in 1968. He received the designation of Chartered Accountant from the Institute of Chartered Accountants of Alberta in 1974 and has also acquired recognition from the Canadian Institute of Chartered Business Valuators. He is the President of Shuhany & Company Ltd., a consulting firm specializing in corporate advisory services providing a full range of services in corporate finance and strategic planning. As a corporate finance professional, he has experience in assisting growing businesses to obtain financing for start-ups, expansions, acquisitions, management buy-outs and turnarounds.

Mr. Shuhany intends to devote so much of his working hours as may be required from time to time as a director of the Resulting Issuer. He has no direct experience in UPS's industry. However, he will be of benefit to the Resulting Issuer in business direction, corporate governance, administration and management.

Douglas C. Bachman, (49), is the Commercial Area Manager, Bank of Montreal since July 2003 and Manager, Bank of Montreal from February 1985 to June 2000 and, from June 2002 until June 2003, was the Vice-President of Corporate Development of Altachem Pharma Ltd., the shares of which are listed and posted for trading on the Exchange. From December 2000 to February 2003, he was a director, Vista Investments Ltd., now Rifco Inc., the shares of which are listed and posted for trading on the Exchange. From June 2000 to June 2002 he was Manager of Design Group Staffing. Mr. Bachman completed his Corporate Executive Program in 2002 from the University of Alberta and obtained his Business Management Degree in 1974 from Reeves Business College in North Battleford, Saskatchewan.

Mr. Bachman intends to devote so much of his working hours as may be required from time to time as a director of the Resulting Issuer. He has no direct experience in UPS's industry but brings to the Resulting Issuer public company experience and will be of benefit to the Resulting Issuer in business direction, corporate governance, administration, management and compliance issues.

33.3 Promoter Consideration

Mr. Jorstad may be considered to be a promoter of the Resulting Issuer in that he took the initiative in founding UPS and reorganizing UPS and Westone into the Resulting Issuer. He exercises direction and control over Hagan Equities Inc. which will own 22,500,000 (49.27%) Common Shares and will be granted options to acquire 1,050,000 Common Shares pursuant to the Stock Option Plan.

Mr. Jaroszuk may also be considered to be a promoter of the Resulting Issuer in that he took the initiative in founding Westone and reorganizing Westone and UPS into the Resulting Issuer. He will own 9,869,500 (21.61%) Common Shares of the Resulting Issuer. He has options to acquire 875,000 Common Shares and will upon Closing be granted options to acquire 1,050,000 additional Common Shares pursuant to the Stock Option Plan.

33.4 Corporate Cease Trade Orders or Bankruptcies

No proposed director, officer, promoter of the Resulting Issuer, or a shareholder expected to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, within 10 years before the date of this Information Circular has been a director, officer or promoter of any person or company that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities legislation, for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

33.5 Penalties or Sanctions

No proposed director, officer, promoter of the Resulting Issuer, or a shareholder expected to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer has

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable shareholder making a decision about the Acquisition.

33.6 Personal Bankruptcies

No proposed director, officer or promoter of the Resulting Issuer, or shareholder holding sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons, has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or

been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

33.7 Conflicts of Interest

Although it is unlikely, there may be existing or potential material conflicts of interests between the Resulting Issuer and a proposed director, officer or promoter of the Resulting Issuer to which such directors, officers and promoters of the Resulting Issuer may be subject in connection with the operations of the Resulting Issuer. Mr. Jorstad exercises control over Hagan Equities Inc., which is the sole vendor of the shares of UPS which constitute the Acquisition. As well, some of the proposed directors and officers have been and will continue to be engaged in the identification and evaluation of projects with a view to potential acquisition of interests in businesses and corporations on their own behalf and on behalf of other corporations and situations may arise where such directors, officers or promoters may be in competition with the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies under the ABCA.

33.8 Other Reporting Issuer Experience

The following proposed directors, officers or promoters of the Resulting Issuer are, or within the past five years have been, directors, officers or promoters of the following reporting issuers (other than Westone):

NAME	NAME & JURISDICTION OF REPORTING ISSUER	POSITION	FROM	TO
Douglas C. Bachman	Altachem Pharma Ltd. (Alberta & BC)	Vice-President, Corporate Development	June 2002	June 2003
	Vista Investments Inc. now Rifco Inc. (Alberta & BC).	Director	December 2000	February 2003
Leonard D. Jaroszuk	Raydan Manufacturing Inc. (Alberta & BC)	Director	November 1999	Present
	Telesis Industrial Group Inc., now Richfield Explorations Inc.[1] (Alberta & BC)	President/Director	April 1989	Present

Note:

(1) The shares of this corporation were listed on the Alberta Stock Exchange until October 8, 1998 when they were delisted for failure to meet continued listing requirements.

ITEM 34 EXECUTIVE COMPENSATION

34.1 Executive Compensation

The compensation expected to be paid for the Resulting Issuer's executive officers for the 12 month period after giving effect to the Acquisition, is $60,000 for Mr. Jorstad and $60,000 for Mr. Jaroszuk.

Compensation of Executive Officers and Summary Compensation Table

The following table sets forth the expected annual and long-term compensation for services in all capacities to the Resulting Issuer for the twelve months following completion of the Acquisition in respect of individual(s) who are expected to be acting in a capacity similar to the Chief Executive Officer of the Resulting Issuer and the only compensated Executive Officers.

ANNUAL COMPENSATION					LONG TERM COMPENSATION AWARDS[1]	
Name and Position	**Fiscal Year Ended November 30, 2004**	**Salary $**	**Benefits $**	**Other Annual Compensation $**	**Securities Under Options Granted $**	**All Other Compensation $**
Sigurd D. Jorstad Chairman of the Board	$60,000	$60,000	Nil	Nil	1,000,000	Nil
Leonard D. Jaroszuk Chief Executive Officer	$60,000	$60,000	Nil	Nil	1,000,000	Nil

Note:

(1) It is not intended that the Resulting Issuer will pay or provide:
- (a) any other annual compensation;
- (b) restricted stock awards;
- (c) pension plans; or
- (d) any long-terms incentive plan awards or payments in the year ended November 30, 2004.

Compensation of Directors

It is not intended to pay compensation to the directors of the Resulting Issuer as such. Directors are or will be granted options to purchase Common Shares pursuant to the Stock Option Plan.

Other Compensation

The officers and directors will be reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties.

ITEM 35 INDEBTEDNESS OF DIRECTORS AND OFFICERS

35.1 Indebtedness of Directors and Officers

Mr. Jorstad is indebted to UPS in an amount which, as at September 30, 2003, stood at $87,536. The indebtedness is repayable on demand by UPS, without interest. The indebtedness is the result of amounts advanced by UPS to Mr. Jorstad for various purposes including investments and the purchase of a home, and asset transfers from UPS.

ITEM 36 INVESTOR RELATIONS ARRANGEMENTS

36.1 Investor Relations Arrangements

No written or oral agreement or understanding has been reached with any person to provide any promotional or investor relations services for the Resulting Issuer.

ITEM 37 OPTIONS TO PURCHASE SECURITIES

37.1 Options to Purchase Securities

For a description of options to purchase securities granted by Westone, please refer to Item 10 – "Stock Option Plan". It is intended that 1,650,000 of these options will continue after the Acquisition and additional options will be granted to existing and proposed directors upon their election or appointment. The following table shows the particulars of all of the options expected to be outstanding upon completion of the Acquisition.

OPTIONEES (NUMBER OF PERSONS)	DATE OF GRANT	EXERCISE PRICE PER COMMON SHARE	EXPIRY DATE(1)	NUMBER OF COMMON SHARES UNDER OPTION	MARKET VALUE ON DATE OF GRANT
Executive Officers(2)	July 2, 2003	$0.10	July 2, 2008	1,650,000	$0.10
	Date of Closing	$0.10	5 years from grant	2,100,000(2)	
Directors(3)	Date of Closing	$0.10	5 years from grant	750,000(3)	

Notes:

(1) Or earlier, that is, upon the expiration of 90 days from the cessation of employment or directorship or the termination of the position of officer, except in the case of death, when they will expire one year from that date.

(2) 1,050,000 options will be granted to each of Messrs. Jaroszuk and Jorstad.

(3) Excluding directors who are also executive officers. 250,000 options will be granted to each of Messrs. Dunlop, Shuhany and Bachman.

37.2 Stock Option Plan

The Resulting Issuer will carry forward the Stock Option Plan adopted by Westone described under Item 10, "Stock Option Plan".

ITEM 38 ESCROWED SECURITIES

38.1 Escrowed Securities

All of the 22,500,000 Common Shares to be issued to Hagan Equities Inc. as consideration for the Acquisition will be subject to escrow pursuant to guidelines prescribed by the Exchange's Policy 5.4 for Tier 2 issuers. All shares to be issued will be characterized as Surplus Securities. The Escrow Agreement will provide that 5% (1,125,000 of Hagan Equities Inc.'s Common Shares) will be released from escrow on each of the 6th, 12th, 18th and 24th month anniversaries from the date the Exchange issues its bulletin approving the Acquisition ("Final Approval Date") and thereafter 10% on the 30th month anniversary of the Final Approval Date and each 6 month anniversary thereof, with the final release occurring 72 months from the Final Approval Date. Since the Common Shares to be held in escrow are held by a

non-individual, Hagan Equities Inc., its sole shareholder, officer and director, Sigurd D. Jorstad, has given an undertaking to the Exchange not to transfer his shares in Hagan Equities Inc., without the consent of the Exchange, and not to permit or authorize any issuance of securities or transfer of securities that can reasonably result in a change of control.

In addition, all of the 4,869,500 Common Shares owned by Mr. Jaroszuk and the 5,000,000 Common Shares to be issued to him in settlement of Westone's indebtedness to him will be subject to escrow pursuant to guidelines prescribed by the Exchange. They will all be subject to a Tier 1 Value Security Escrow Agreement pursuant to which 25% thereof will be released from escrow on the Final Approval Date and one-third of the remaining Common Shares will be released on each of the 6th, 12th, 18th and 24th month anniversaries thereof.

ITEM 39 AUDITORS, REGISTRAR AND TRANSFER AGENT

39.1 Auditors

The shareholders will be asked to approve the re-appointment as auditors of the Resulting Issuer, Watson Aberant LLP, Chartered Accountants, 4212-98 Street, Edmonton, Alberta, T6E 6A1.

39.2 Registrar and Transfer Agent

CIBC Mellon Trust Company through its principal office in Calgary at Suite 600, 333-7 Avenue SW, Calgary, Alberta, T2P 2Z1, will be the Resulting Issuer's registrar and transfer agent.

GENERAL MATTERS

ITEM 40 SPONSORSHIP AND AGENT RELATIONSHIP

40.1 Sponsor

Northern Securities Inc., having an address at Suite 1940, 639 – 5 Avenue SW, Calgary, Alberta, T2P 0M9 has agreed to prepare a Sponsor Report within the meaning of Exchange Policy 2.2 in connection with the Acquisition.

40.2 Relationships

The agreement between the Sponsor and Westone is dated January 10, 2003.

Under the agreement, Westone has agreed to pay the Sponsor a fee of $25,000 plus GST thereon and also its reasonable expenses, including fees of its counsel. $10,000 of the fee was paid upon execution of the agreement and the balance is payable upon delivery of the final Sponsor Report to the Exchange. The Sponsor has agreed to complete the Sponsor Report and fulfill its engagement on or before the Record Date.

ITEM 41 EXPERTS

41.1 Opinions

While the parties to the Share Purchase Agreement have taken advice with respect to the value of the shares of UPS, that has not been accepted by the Exchange as an expert opinion.

ITEM 42 OTHER MATERIAL FACTS

42.1 Other Material Facts

There are no material facts about Westone, UPS, the Resulting Issuer or the Acquisition that are not disclosed under the preceding items and that would be necessary in order for this Information Circular to contain full, true and plan disclosure of all material facts relating to Westone, UPS and the Resulting Issuer assuming completion of the Acquisition.

ITEM 43 BOARD APPROVAL

The board of directors of Westone have approved the delivery of this Information Circular to shareholders.

FINANCIAL STATEMENT REQUIREMENTS

Item 44. FINANCIAL STATEMENTS OF WESTONE

Audited statements for the year ended November 30, 2002. See Schedule "B".
Unaudited interim statements for the nine months ended August 31, 2003. See Schedule "C".

Item 45. FINANCIAL STATEMENTS OF UPS

Audited statements for the year ended December 31, 2002 and Amended unaudited interim statements for the nine months ended September 30, 2003. See Schedule "D".

Item 46. FINANCIAL STATEMENTS OF RESULTING ISSUER

Pro forma consolidated statements. See Schedule "E".

ITEM 47 CERTIFICATES

47.1 Certificate of Westone

Dated: March 5, 2004

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of WESTONE VENTURES INC. assuming completion of the Acquisition.

ON BEHALF OF WESTONE VENTURES INC.

(Signed)"Leonard D. Jaroszuk"	(Signed)"Phillip J. Ciz"
Leonard D. Jaroszuk	Phillip J. Ciz
Chief Executive Officer & President	Chief Financial Officer & Secretary-Treasurer

ON BEHALF OF THE BOARD OF DIRECTORS OF WESTONE VENTURES INC.

(Signed)"Leonard D. Jaroszuk"
Leonard D. Jaroszuk
Director

47.2 Certificate of UPS

Dated: March 5, 2004

The foregoing as it relates to UNITED PROTECTION SERVICES INC. constitutes full, true and plain disclosure of all material facts relating to the securities of UNITED PROTECTION SERVICES INC.

ON BEHALF OF UNITED PROTECTION SERVICES INC.

(Signed)"Sigurd D. Jorstad"
Sigurd D. Jorstad
President

ON BEHALF OF THE BOARD OF DIRECTORS OF UNITED PROTECTION SERVICES INC.

(Signed)"Sigurd D. Jorstad"
Sigurd D. Jorstad
Director

SCHEDULE A

STOCK OPTION PLAN

(the "Plan")

WESTONE VENTURES INC.

PREAMBLE:

WESTONE VENTURES INC. (the "Corporation") proposes to amend its share option plan pursuant to which options may be issued to Directors, Employees and Consultants, on the terms and conditions herein set forth.

1. Purpose of the Plan

1.1 The purpose of the Plan is to attract, retain and motivate persons and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

2. Defined Terms

Where used herein, capitalized terms shall have the meaning ascribed thereto in policies published from time to time by any exchange upon which the Corporation's shares are listed and, in addition, the following terms shall have the following meanings, respectively:

2.1 "Affiliate" means any corporation which is an affiliate, as such term is used in Section 2(1) of the Alberta *Business Corporations Act*, of the Corporation;

2.2 "Board" means the Board of Directors of the Corporation or, if established and duly authorized to act, the executive Committee of the Board of Directors of the Corporation;

2.3 "Committee" shall have the meaning attributed thereto in Section 3.1 hereof;

2.4 "Corporation" means WESTONE VENTURES INC., and includes any successor corporation and Affiliate thereof;

2.5 "Eligible Person" means any Director, Employee, Management Company Employee, Consultant or Consultant Company (an "Eligible Individual");

2.6 "Option" means an option to purchase Shares granted to an Eligible Person under the Plan;

2.7 "Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8.

2.8 "Option Shares" means the Shares issuable pursuant to an exercise of Options;

2.9 "Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.10 "Plan" means the plan as the same may be further amended or varied from time to time; and

2.11 "Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

3. Administration of the Plan

3.1 The Plan shall be administered by the Board or by any committee (the "Committee") of the Board established by the Board for that purpose.

3.2 The Board or Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provision of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c) to determine the number of Shares covered by each Option;

(d) to determine the Option Price of each Option;

(e) to determine the time or times when Options will be granted and exercisable;

(f) to determine if the Shares which are issuable on the exercise of an Option will be subject to any restriction upon the exercise of such Option; and

(g) to prescribe the form of the instruments relating to the grant, exercise and the terms of Options.

3.3 The Board or the Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a) represented, warranted and agreed in form and substance satisfactory to the Corporation that he, she or it is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that he, she or it has had access to such information as is necessary to enable him, her or it to evaluate the merits and risks of such investment and that he, she or it is able to bear the economic risk of holding such Shares for an indefinite period;

(b) agreed to restrictions on transfer in form and substance satisfactory to the Corporation ad to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c) agreed to indemnify the Corporation in connection with the foregoing.

3.4 Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation determines that the listing, registration or qualification of the Shares subject to such Option upon any exchange or under any law or regulation of any jurisdiction, or the consent or approval of any exchange or any government or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained on conditions

acceptable to the Board or the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4. Shares Subject to the Plan

4.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 10% of the total number of issued and outstanding Shares of the Corporation, unless the Corporation receives the permission of the exchange on which the Shares are then listed to exceed such threshold.

5. Eligibility; Grant; Terms of Option

5.1 Options may be granted by the Board to any Eligible Persons.

5.2 Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. The Board or the Committee may, in their entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested Options then outstanding and granted to the Optionee under this Plan, in which event all such unvested Options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board or the Committee.

5.3 Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Discounted Market Price on the date on which the grant of the Option is approved by the Board. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the Option Price paid therefor. The Committee may in their discretion reduce the Option Price with the approval of any exchange upon which the Corporation's Shares are listed but for better certainty disinterested shareholder approval is required for any price reduction if the Option is an Insider at the date of the proposed reduction.

5.4 The term of an Option shall not exceed 5 years from the date of the grant of the Option.

5.5 An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.6 No Options shall be granted to any Optionee if such grant could result, at any time, in:

(a) the number of Shares reserved for issuance pursuant to Options exceeding 10% of the issued and outstanding Shares;

(b) the issuance to Consultants, within a twelve month period, of a number of Shares exceeding 2% of the issued and outstanding Shares; or

(c) the issuance to any one Optionee, within a twelve month period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

6. Termination of Employment

6.1 Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Committee or the Board with respect to an Option, and, if so provided in the written option agreement itself, all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2 The Committee or the Board may, in their entire discretion, at the time of the granting of Options hereunder, determine that provisions to the following effect shall be contained in the written option agreement between the Corporation and the Optionee:

(a) If an Optionee who is not engaged in Investor Relations Activities shall retire, or terminate his employment or directorship with the consent of the Board under circumstances equating to retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time within ninety (90) days of the date of such retirement or termination equating to retirement, but only to the same extent to which the Optionee could have exercised the Option immediately before the date of such retirement or termination equating to retirement.

(b) If an Optionee ceases to serve the Corporation or any Affiliate, as the case may be, for cause, no Option held by such Optionee may be exercised following the date on which such Optionee ceases to serve the Corporation or any Affiliate, as the case may be, in such capacity.

(c) In the event that an Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the *Bankruptcy and Insolvency Act (Canada)* or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of ninety (90) days, no Option held by such Optionee may be exercised following the date on which such Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

(d) Options granted to an Optionee who is engaged in Investor Relations Activities must expire no later than thirty (30) days after the Optionee ceases to be employed to provide Investor Relations Activities.

(e) If an Optionee dies holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, at any time within one (1) year from the date of grant of probate of the will or letters of administration of the estate of the decedent exercise the Option with respect to the unexercised balance of the Shares subject to the Option but only to the same extent to which the decedent could have exercised the Option immediately before the date of such death.

6.3 For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.4 For the purposes of this Article 6, a determination by the Corporation that an Optionee was discharged for "cause" shall be binding on the Optionee.

6.5 If the Optionee is a corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the corporation.

7. **Exercise of Options**

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office of a written notice of exercise addressed to the President of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares then being purchased. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing on any exchange on which the Shares may then be listed;

(c) the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d) the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3 Options shall be evidenced by a share option agreement, instrument or certificate executed by the Corporation and by the Optionee, in such form not inconsistent with the Plan as the Committee or the Board may from time to time determine provided that the substance of Article 5 be included therein.

8. **Certain Adjustments**

8.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board or the Committee to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, any Shares that are then subject to Option may also be adjusted by the Board or the Committee to such extent, if any, as they deem proper in their discretion.

8.2 If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares are reclassified, reorganized or otherwise change, otherwise than as specified in Section 8.1 or, subject to the provisions of Section 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation") the Optionee shall be entitled to receive upon the subsequent exercise of his, her or its Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he, she or it was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration for the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger

or amalgamation, as the case may be, he, she or it had been the registered holder of the number of Shares to which he, she or it was theretofore entitled upon such exercise.

9. Amendment or Discontinuance of the Plan

9.1 The Board may amend the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any exchange on which the Shares are listed.

9.2 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a) if the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or if an offer to purchase or repurchase Shares or any part thereof is made to all or substantially all holders of Shares, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionees to such Options or to exercise same (to the extent not theretofore exercised) shall *ipso facto* terminate and cease to have further force or effect whatsoever.

(b) in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation ceases to operate as an active business, any outstanding Option may be exercised as to all or any part of the Option Shares in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of (i) the close of business on that date which is 30 days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option; but the Optionee shall not be entitled to exercise the Option with respect to any other Option Shares;

(c) subject to the rules of any relevant exchange or other regulatory authority, the Board may, by resolution, extend the expiration date of any particular Option. The Board shall not, in the event of such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Optionee; and

(d) the Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Board.

Notwithstanding the provisions of this Article 9, should changes be required to the Plan by any securities commission, exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.3 Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee may be exercised by the Optionee for a period of ninety (90) days after the date on which the Corporation notifies all Optionees of the termination of this Plan, but only to the same extent as

the Optionee could have exercised such Options immediately prior to the date of such notification.

10. Miscellaneous Provisions

10.1 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2 Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employment of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his, her or its employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he, she or it would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any affiliate or any present or future retirement policy of the Corporation or any Affiliate, or beyond the time at which he, she or it would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

10.3 Notwithstanding Section 5.6 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment of the Committee or the Board approved such assignment.

10.4 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

11. Shareholder and Regulatory Approval

11.1 The Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed by the shareholders of the Corporation, and to acceptance by any relevant regulatory authority. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

12. Date of Plan

12.1 The Plan shall be effective as of the closing of the first meeting of shareholders at which the Plan is ratified.

AUDITORS' REPORT

To: The Shareholders of
Westone Ventures Inc.

We have audited the balance sheet of Westone Ventures Inc. as at November 30, 2002 and November 30, 2001 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002, and November 30, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Watson Aberant LLP

Edmonton, Alberta
January 23, 2003

Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Balance Sheet

As at November 30	2002	2001
Assets		
Current		
Cash	$ 75,854	$ 85,919
Goods and services tax receivable	7,825	2,881
	$ 83,679	$ 88,800
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 12,740	$ 8,684
Advances from related party (note 4)	65,000	-
Advances from director (note 3)	506,164	587,564
	583,904	596,248
Share capital and deficit		
Share capital (note 5)	1,450,937	1,298,477
Deficit	(1,951,162)	(1,805,925)
	(500,225)	(507,448)
	$ 83,679	$ 88,800

Approved on behalf of the board

Director (Signed)"Leonard D. Jaroszuk"

Director (Signed) "Lloyd C. Brewer"

See accompanying notes

Westone Ventures Inc.
Statement of Operations

Year ended November 30		2002	2001
Revenue	$	- $	-
Expenses			
Consulting fees		60,748	-
Office and occupancy costs		32,745	28,563
Travel		27,237	25,516
Professional fees		17,580	20,630
Listing fees		6,799	15,841
Interest and bank charges		128	188
Amortization of option costs		-	65,553
General and administrative		-	1,402
		145,237	157,693
Loss from operations		(145,237)	(157,693)
Other expense			
Write down of investments		-	408,897
Loss for the year	$	(145,237) $	(566,590)
Basic earnings per share	$	(0.008) $	(0.035)
Diluted loss per share	$	(0.008) $	(0.035)
Weighted average number of shares outstanding		16,889,875	15,996,000

See accompanying notes

Westone Ventures Inc.
Statement of Deficit

Year ended November 30	2002	2001
Deficit, at beginning of year	$ (1,805,925)	$ (1,239,335)
Loss for the year	(145,237)	(566,590)
Deficit, at end of year	$ (1,951,162)	$ (1,805,925)

See accompanying notes

Westone Ventures Inc.
Statement of Cash Flows

Year ended November 30	2002	2001
Cash flows from operating activities		
Cash paid to suppliers	$ (144,625)	$ (130,381)
	(144,625)	(130,381)
Cash flows from investing activities		
Advances from related party	65,000	-
Purchase of investments	(1,500)	(34,134)
	63,500	(34,134)
Cash flows from financing activities		
Advances from director	(81,400)	240,765
Issuance of share capital	152,460	-
	71,060	240,765
(Decrease) increase in cash	(10,065)	76,250
Cash, at beginning of year	85,919	9,669
Cash, at end of year	$ 75,854	$ 85,919

See accompanying notes

Year ended November 30, 2002

1. **Nature of operations**

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

2. **Significant accounting policies**

(a) **Loss per share**

The loss per share is calculated using the weighted average number of common shares outstanding during the year.

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the year available to common shareholders	$(145,267)	16,889,875	$(0.008)
Effect of dilutive securities (Note A)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(145,267)	16,889,875	$(0.008)

Note A

Options to purchase the remaining 179,000 shares at $0.0666 per share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding in the year ended November 30, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options, which expire on August 17, 2003, were still outstanding on November 30, 2002.

(b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that

2. **Significant accounting policies, continued**

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. **Advances from director**

The advances from director are due on demand and are non-interest bearing. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as a long-term liability in these financial statements.

4. **Related party transactions**

The following transactions have occurred during the year. These transactions are in the normal course of operations and are measured at their exchange amounts.

Consulting fees paid to related party	$ 60,748
Occupancy costs paid to director	$ 27,803
Repayment of advances from director	$ 81,140

At November 30, 2002 balances owing to the director and a related party were $506,164 and $65,000 respectively. The related party is related to the company through common significant influence. These outstanding balances are due on demand and are non-interest bearing. The related party and director have indicated that they do not intend to demand repayment in the next twelve months. As such the outstanding balances have been classified as long term liabilities in these financial statements.

5. Share capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number		Amount
Issued			
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$	75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**		160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**		255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**		35,000
	3,200,000		525,690
Stock split - three for one; November 30, 1998	6,400,000		-
Balance at November 30, 1998	**9,600,000**		525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**		13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**		1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**		3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**		254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**		480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**		19,847
Balance at November 30, 2001	**15,996,000**		1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**		152,460
Balance at November 30, 2002	**17,520,600**	$	1,450,937

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

5. **Share capital**

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005. During the year ended November 30, 2002, the company issued 1,524,600 common shares for $152,460 to the two directors.

6. **Going concern considerations**

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

7. **Income taxes**

For income tax purposes, the company has non-capital losses carried forward in the amount of $439,015, which can be applied to reduce future years' taxable income from the company's current or substantially similar business as follows:

Amount	Year
$ 81,611	2007
$212,167	2008
$145,237	2009

In addition, the company has resource expenditures for which the tax deduction has been deferred.

8. **Financial instruments**

Financial instruments consist of recorded amounts of accounts payable and accruals, advances from related party and advances from director which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

SCHEDULE "C"

Westone Ventures Inc.

(Incorporated under the Business Corporations Act of Alberta)
Interim Balance Sheet
(unaudited)

	As at August 31 2003	As at November 30 2002
Assets		
Current		
Cash	$ 62,099	$ 75,854
Goods and services tax receivable	5,452	7,825
	$ 67,551	$ 83,679
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 13,200	$ 12,740
Advances from related party (note 3)	-	65,000
Advances from director (note 4)	634,770	506,164
	647,970	583,904
Share capital and deficit		
Share capital (note 6)	1,515,937	1,450,937
Deficit	(2,096,356)	(1,951,162)
	(580,419)	(500,225)
	$ 67,551	$ 83,679

Approved on behalf of the board

Director

Director

See accompanying notes

Westone Ventures Inc.
Interim Statement of Operations
(unaudited)

Nine month interim period ended August 31	2003	2002
Revenue	$ -	$ -
Expenses		
Consulting fees	67,750	46,729
Office and occupancy costs	24,712	23,814
Professional fees	20,543	10,053
Advertising and promotion	15,689	-
General and administrative	9,646	-
Listing fees	6,750	4,675
Interest and bank charges	104	94
	145,194	85,365
Loss for the interim period	$ (145,194)	$ (85,365)
Basic earnings per share	$ (0.008)	$ (0.005)
Diluted loss per share	$ (0.008)	$ (0.005)
Weighted average number of shares outstanding	17,551,439	16,680,401

See accompanying notes

Westone Ventures Inc.
Interim Statement of Deficit
(unaudited)

Nine month interim period ended August 31	2003	2002
Deficit, beginning of period	$ (1,951,162)	$ (1,805,925)
Loss for the interim period	(145,194)	(85,365)
Deficit, end of interim period	$ (2,096,356)	$ (1,891,290)

See accompanying notes

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited)

Nine month interim period ended August 31	2003	2002
Cash flows from operating activity		
Cash paid to suppliers	$ (142,361)	$ (87,185)
	(142,361)	(87,185)
Cash flows from investing activities		
Advances from related party	(65,000)	50,000
Purchase of investments	-	(1,500)
	(65,000)	48,500
Cash flows from financing activities		
Advances from director	128,606	(168,995)
Issuance of share capital	65,000	152,460
	193,606	(16,535)
Decrease in cash	(13,755)	(55,220)
Cash, beginning of interim period	75,854	85,919
Cash, end of interim period	$ 62,099	$ 30,699

See accompanying notes

Westone Ventures Inc.
Interim Statement of Operations
(unaudited)

Three month interim period ended August 31	2003	2002
Revenue	$ -	$ -
Expenses		
Consulting fees	37,750	14,019
Office and occupancy costs	7,773	6,954
Advertising and promotion	5,689	-
Professional fees	2,247	2,070
Listing fees	2,042	1,203
General and administrative	1,182	
Interest and bank charges	22	28
	56,705	(24,274)
Loss for the interim period	$ (56,705)	$ (24,274)
Basic earnings per share	$ (0.003)	$ (0.001)
Diluted loss per share	$ (0.003)	$ (0.001)
Weighted average number of shares outstanding	17,612,448	17,520,600

See accompanying notes

1. **Nature of operations**

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

2. **Significant accounting policies**

(a) **Loss per share**

The loss per share is calculated using the weighted average number of common shares outstanding during the year.

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the year available to common shareholders	$(145,194)	17,551,439	$(0.008)
Effect of dilutive securities (Note A)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(145,194)	17,551,439	$(0.008)

Options to purchase the remaining 179,000 shares at $0.0666 per share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding in the year ended November 30, 2002, but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. These options expired on August 17, 2003.

(b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited)

Three month interim period ended August 31		2003	2002
Cash flows from operating activity			
Cash paid to suppliers	$	(56,351) $	(23,757)
		(56,351)	(23,757)
Cash flows from investing activity			
Advances from related party		(65,000)	15,000
		(65,000)	15,000
Cash flows from financing activities			
Advances from director		60,100	3,500
Issuance of share capital		65,000	-
		125,100	3,500
Increase (Decrease) in cash		3,749	(5,257)
Cash, beginning of interim period		58,350	35,956
Cash, end of interim period	$	62,099 $	30,699

See accompanying notes

6. Share capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	750,000	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	1,000,000	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	1,275,000	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	175,000	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	6,400,000	-
Balance at November 30, 1998	9,600,000	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	198,000	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	25,000	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	50,000	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	3,825,000	254,745
Balance at November 30, 1999	13,698,000	254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	2,000,000	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	298,000	19,847
Balance at November 30, 2001	15,996,000	1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	1,524,600	152,460
Balance at November 30, 2002	17,520,600	1,450,937
Issuance of common shares; private placement; August 19, 2003 ($0.10 per shares)	650,000	65,000
Balance at August 31, 2003	18,170,600	$1,515,937

2. **Significant accounting policies, continued**

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. **Related party transactions**

The following transactions have occurred during the period. These transactions are in the normal course of operations and are measured at their exchange amounts.

Issuance of common shares (note 6)	$ 65,000
Management fees paid to director	$ 45,250
Occupancy costs paid to related party	$ 24,712
Advances from director	$128,606

The related party is related to the company through a common director. As at August 31, 2003 the amounts owing to the director was $634,770.

4. **Advances from director**

The advances from director are due on demand and are non-interest bearing with the exception of a promissory note issued by the company in the amount of $80,000 to its director. The promissory note is due on demand with interest at a rate of 10% per annum. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as a long-term liability in these financial statements.

5. **Significant event**

Westone Ventures Inc. (the company) entered into negotiations to acquire 100% of the issued and outstanding shares of a company (Targetco). Targetco is involved in the protection and security services business.

As at August 31, 2003, the agreements related to this transaction have not been finalized. Therefore, these financial statements have not been consolidated with the accounts of Targetco.

6. Share capital, continued

On August 19, 2003, through private placement, the Corporation issued 650,000 common shares at $0.10 per share to Richfield Explorations Inc. in settlement of debts of the corporation owing to Richfield Explorations Inc.

7. Going concern considerations

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

8. Income taxes

For income tax purposes on a tax filing basis, the company has non-capital losses carried forward in the amount of $439,015, which can be applied to reduce future years' taxable income from the company's current or substantially similar business as follows:

Amount	Year
$ 81,611	2007
$212,167	2008
$145,237	2009

In addition, the company has resource expenditures for which the tax deduction has been deferred.

9. Financial instruments

Financial instruments consist of recorded amounts of accounts payable and accruals, advances from related party and advances from director which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

10. Comparative figures

These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended November 30, 2002.

6. **Share capital, continued**

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options expired on August 2003.

On June 1, 2000, through private placement, the Corporation issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.10/share if exercised on or before the expiration of two years from the date of the warrants, $0.15/share in the third, $0.20/share in the fourth, and $0.25/share in the fifth year from the date of the warrants.

On December 28, 2000 the Corporation entered into a Stock Option Agreement with its directors. This agreement, subject to the Corporation's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the Corporation. Each optionee may purchase 762,300 common shares at $0.10 per share. All of these options were exercised on May 1, 2002 whereupon the Corporation issued 1,524,600 common shares to the two directors for consideration of $152,460.

On July 2, 2003 the Corporation entered into a Stock Option Agreement with its directors and officer. This agreement, subject to the Corporation's Stock Option Plan, granted to two directors and officer an irrevocable option to purchase common shares in their capacity as directors and officers of the Corporation. The total number of common share is 1,750,000 with an exercise price of $0.10 per share. These options will expire on July 2, 2008, or earlier upon the expiration of 90 days from cessation of an optionee as an officer or director. A director resigned as director on August 25, 2003, and accordingly 100,000 options will expire on November 23, 2003.

Cetinski & Holtzman
Chartered Accountants

SCHEDULE "D"

CA

#120, 320 Sioux Road, Sherwood Park, Alberta T8A 3X6
Ph: (780) 464-3560 • Fax: (780) 464-3574

AUDITORS' REPORT

To the Directors of
UNITED PROTECTION SERVICES INC.

We have audited the consolidated balance sheets of UNITED PROTECTION SERVICES INC. as at DECEMBER 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because we were appointed auditors of the company after the previous year end, we were not able to observe the counting of physical inventories at the beginning of the year or satisfy ourselves concerning the inventory quantities by alternative means. Since opening inventories enter into determination of the results of operations and cash flows, we were unable to determine whether adjustments to expenses, income taxes, net income or cash provided from operations might be necessary for either of the years December 31, 2002 and 2001 or whether adjustments to inventory or retained earnings as at December 31, 2001 might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening inventory quantities as at January 1, 2001 or December 31, 2001, as described in the preceding paragraph, these financial statements present fairly, in all material respects, the results of its operations and its cash flows for the years ended DECEMBER 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Our previous audit report dated March 5, 2003, has been withdrawn and the financial statements have been revised *(Note 17)*.

Sherwood Park, Alberta
January 7, 2004

Cetinski & Holtzman
Chartered Accountants

E-mail: chinfo@ch-cas.com • www.ch-cas.com

UNITED PROTECTION SERVICES INC.

CONSOLIDATED BALANCE SHEET

	Unaudited Sept. 30, 2003	*Audited* Dec. 31 2002	*Audited* Dec. 31 2001
ASSETS			
CURRENT			
Accounts receivable	$ 1,563,050	$ 1,253,310	$ 1,439,689
Income taxes receivable	17,650	---	---
Inventory *(Notes 1 & 2)*	40,132	63,633	36,580
Prepaid expenses and deposits	14,192	52,074	7,650
Due from Director *(Note 3)*	87,536	---	---
	1,722,560	1,369,017	1,483,919
DEFERRED CHARGES *(Note 4)*	101,876	55,663	---
DEFERRED FINANCE CHARGES	2,853	6,081	12,141
DUE FROM RELATED PARTIES *(Note 5)*	3,181	---	---
PROPERTY, PLANT AND EQUIPMENT *(Notes 1 & 6)*	153,696	165,637	189,753
GOODWILL *(Notes 1 & 7)*	127,944	111,625	219,694
	$ 2,112,110	$ 1,708,023	$ 1,905,507
LIABILITIES			
CURRENT			
Bank indebtedness *(Note 8)*	$ 634,161	$ 181,487	$ 96,510
Accounts payable	650,634	560,816	774,464
Income taxes payable	---	31,601	44,727
Due to related parties *(Note 5)*	---	34,288	74,945
Due to director *(Note 3)*	---	18,760	17,710
Bonus payable to shareholder	---	---	10,000
Callable debt, *due within one year (Note 9)*	6,000	8,000	16,458
Current portion of obligations under conditional sales contract *(Note 10)*	32,160	32,160	32,160
	1,322,955	867,112	1,066,974
CALLABLE DEBT *(Note 9)*	---	4,000	68,639
	1,312,955	871,112	1,135,613
OBLIGATIONS UNDER CONDITIONAL SALES CONTRACT *(Note 10)*	17,486	41,602	73,756
FUTURE TAX LIABILITY *(Note 1)*	17,266	14,361	7,189
	1,357,707	927,075	1,216,558
SHAREHOLDER'S EQUITY			
SHARE CAPITAL *(Note 11)*	9	9	9
RETAINED EARNINGS, *per accompanying statement (Note 14)*	754,394	780,939	688,940
	754,403	780,948	688,949
	$ 2,112,110	$ 1,708,023	$ 1,905,507

LEASE COMMITMENTS *(Note 13)*

The accompanying notes are an integral part of these financial statements.

UNITED PROTECTION SERVICES INC.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

	Unaudited 9 mos. Sept. 30, 2003	*Unaudited 9 mos. Sept. 30, 2002*	*Audited 12 mos. Dec. 31 2002*	*Audited 12 mos. Dec. 31 2001*
REVENUE *(Note 12)*	$ 5,358,780	$ 5,545,982	$ 7,196,101	$ 6,871,846
EXPENSES				
Salaries and benefits	3,938,750	3,900,821	5,038,238	4,935,508
Automotive	449,420	363,689	440,912	398,139
Subcontract fees	325,806	463,244	556,422	489,259
Field telecommunications	111,706	85,616	86,439	69,208
Rent *(Note 12)*	69,303	54,636	76,101	57,302
Telephone and utilities	66,863	50,400	120,908	62,920
Taxes, licenses and insurance	61,286	52,080	77,470	51,372
Office	52,428	37,889	43,126	62,577
Equipment rental	40,565	41,656	60,997	44,835
Interest and bank charges	34,214	15,374	22,055	20,119
Advertising and promotion	29,041	47,019	75,028	59,650
Travel	15,899	16,240	107,078	71,961
Professional fees	15,129	11,090	20,900	70,074
Repairs and maintenance	5,052	3,790	5,186	9,322
Bonus to shareholder	---	---	---	10,000
Loss on sale of assets	---	---	---	4,680
(Recovery of) bad debts	---	(7,371)	17,214	30,393
	5,215,462	5,136,173	6,748,074	6,447,319
INCOME BEFORE OTHER EXPENSES	143,318	409,809	448,027	424,527
OTHER EXPENSES				
Consulting fee	16,430	27,625	33,128	---
Profit sharing bonus	28,041	---	90,767	30,200
Amortization	62,537	88,774	111,686	102,359
Commissions	25,010	108,143	48,235	43,172
Uniforms and accessories *(Note 1)*	43,841	39,752	52,379	48,996
Finance charges	3,228	4,732	6,060	7,935
(Gain) on sale of marketing rights	---	---	(25,000)	---
	179,087	269,026	317,255	232,662
(LOSS) INCOME BEFORE INCOME TAXES	(35,769)	140,783	130,772	191,865
INCOME TAXES				
Current tax recovery (expense)	12,129	(57,721)	(31,601)	(44,560)
Future income tax expense	(2,905)	---	(7,172)	(7,189)
	9,224	(57,721)	(38,773)	(51,749)
NET (LOSS) INCOME FOR THE PERIOD	(26,545)	83,062	91,999	140,116
RETAINED EARNINGS, BEGINNING OF PERIOD	780,939	688,940	688,940	548,824
RETAINED EARNINGS, END OF PERIOD	$ 754,394	$ 772,002	$ 780,939	$ 688,940

The accompanying notes are an integral part of these financial statements.

UNITED PROTECTION SERVICES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited 9 mos. 2003	*Unaudited 9 mos. 2002*	*Audited 12 mos. 2002*	*Audited 12 mos. 2001*
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income for the period	$ (26,545)	$ 83,062	$ 91,999	$ 140,116
Adjustments for:				
Amortization	62,537	88,774	111,686	102,359
Deferred finance charges	3,228	4,732	6,060	7,935
Loss on sale of assets	---	---	---	4,680
	39,220	176,568	209,745	255,090
Changes in non-cash working capital:				
(Increase) decrease in accounts receivable	(309,740)	171,312	186,379	(449,446)
Decrease (increase) in inventory	23,501	(34,881)	(27,053)	(9,972)
Decrease in marketable securities	---	---	---	3,164
Decrease (increase) in prepaid expenses and deposits	37,882	(7,072)	(44,424)	2,617
(Increase) in deferred charges	(46,213)	---	(55,663)	---
Increase (decrease) in accounts payable	90,174	(288,242)	(213,648)	160,788
(Decrease) increase in income taxes payable	(49,607)	13,042	(13,126)	6,281
(Decrease) increase in bonus payable to shareholder	---	(10,000)	(10,000)	10,000
Increase in future tax liability	2,905	---	7,172	7,189
Cash flows (used in) from operating activities	(211,878)	20,727	39,382	(14,289)
CASH FLOWS FROM INVESTING ACTIVITIES				
(Purchase of) property, plant and equipment	(26,915)	(22,663)	(36,140)	(59,068)
(Purchase of) disposal of goodwill	(40,000)	56,639	56,639	(92,667)
Cash flows (used in) from investing activities	(66,915)	33,976	20,499	(151,735)
CASH FLOWS FROM FINANCING ACTIVITIES				
(Repayment of) callable debt	(6,000)	(6,000)	(8,000)	(29,000)
(Repayment of) obligations under conditional sales contracts	(24,116)	(24,116)	(32,154)	(32,153)
(Increase) decrease in due from related companies	(37,469)	10,206	(40,657)	167,449
(Decrease) in due to affiliated company	---	---	---	(53,929)
(Increase) decrease in due from director	(106,296)	3,822	1,050	(11,633)
(Decrease) increase in long-term debt	---	(65,097)	(65,097)	65,097
Cash flows (used in) from financing activities	(173,881)	(81,185)	(144,858)	105,831
NET (DECREASE) IN CASH	(452,674)	(26,482)	(84,977)	(60,193)
(BANK INDEBTEDNESS), BEGINNING OF PERIOD	(181,487)	(96,510)	(96,510)	(36,317)
(BANK INDEBTEDNESS), END OF PERIOD	$ (634,161)	$ (122,992)	$ (181,487)	$ (96,510)
INCOME TAXES PAID	$ 37,551	$ 44,727	$ 45,134	
INTEREST PAID	$ 34,214	$ 15,374	$ 9,602	

The accompanying notes are an integral part of these financial statements.

UNITED PROTECTION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Company is incorporated under the laws of Alberta. Its principal business is providing security services in Edmonton and other branch locations. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles including:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company an its wholly-owned legal subsidiary, Consolidated Security Systems Inc.

INVENTORY

The Company records inventory, consisting of uniforms and accessories, at the lower of cost and net realizable value. The Company then expenses this inventory over three years. All non-returned uniforms and accessories are expensed.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded using the declining balance method at the following annual rates:

Vehicles	30 %
Furniture, fixtures and equipment	20 %
Computer equipment	30 %
Computer software	100 %
Storage unit	20 %

Leasehold improvements are amortized over the life of the lease.

In the year of acquisition amortization is calculated at one-half the annual rate.

GOODWILL

Goodwill is amortized on a straight line basis over the following terms:

Goodwill (1)	40 years
Goodwill (2)	5 years
Goodwill (3)	5 years
Goodwill (4)	5 years

FINANCIAL INSTRUMENTS

Recognized financial instruments

The carrying values of cash, accounts receivable, demand loans, accounts payable, employee payroll deductions and customer deposits approximate their fair value due to the relatively short period to maturity of the instruments. The book value of long-term debt approximates its fair market value. The fair market value was established using discounted cash flow analysis, based on current borrowing rates for similar types of financial arrangements.

1. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

The Company's financial instruments consist of cash, accounts receivable, demand loans, accounts payable and employee payroll deductions. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Concentration of credit risk

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. The Company also minimizes its credit risk by dealing with a large number of customers in various industries.

Interest rate risk

The bank indebtedness and the callable debt of the Company generally bears a floating rate of interest, which exposes the Company to interest rate fluctuations.

INCOME TAXES

Commencing January 1, 2002 the Company adopted the liability method of accounting for income taxes as outlined in the provisions of section 3465 of the handbook of the Canadian Institute of Chartered Accountants.

Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as the benefit of losses for tax purposes which are available to be carried forward to future years and are likely to be realized.

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

The statement of cash flows has been prepared using the indirect method.

2. INVENTORY

Inventory consists of the following:	*Unaudited* *Sept. 30,* 2003	*Audited* *Dec. 31,* 2002	*Audited* *Dec. 31,* 2001
Uniforms and accessories *(Note 1)*	$ 40,132	$ 63,633	$ 36,580

3. DUE FROM/TO DIRECTOR

The amount due from/to director is non-interest bearing and is repayable within the next fiscal year.

4. DEFERRED CHARGES

The Company is currently in the process of creating the framework of administrative and operational procedure manuals. These manuals will be used as a foundation to attract existing security companies to utilize this Company's expertise and expand the business. The direct labour costs amount to $101,876 have been deferred as this program will benefit future periods.

5. DUE FROM (TO) RELATED PARTIES

The amounts due from (to) related parties are non-interest bearing and have no specific terms of repayment:

	Unaudited Sept. 30, 2003	*Audited* Dec. 31, 2002	*Audited* Dec. 31, 2001
United Victims Assistance Foundation	$ 68,354	$ 37,008	$ (5,237)
Security Officer Career College Inc.	(32,444)	(47,517)	(69,708)
KBJ Internation Ventures Inc. (formerly R.W. Rentals)	(32,729)	(23,779)	---
	$ 3,181	$ (34,288)	$ (74,945)

United Victims Assistance Foundation is related as the director of the Company and numerous employees are on the board of directors of this not for profit organization. Security Officer Career College Inc. and KBJ Internation Ventures Inc. are controlled by the director of the Company.

6. PROPERTY, PLANT AND EQUIPMENT

			Net Book Value		
	Cost	Accumulated Amortization	*Unaudited* Sept. 30, 2003	*Audited* Dec. 31, 2002	*Audited* Dec. 31, 2001
Vehicles	$ 236,593	$ 166,833	$ 69,760	$ 86,013	$ 115,360
Furniture, fixtures and equipment	130,951	85,291	45,660	39,294	38,413
Computer equipment	79,190	52,873	26,317	26,106	27,681
Computer software	30,008	27,196	2,812	4,428	1,039
Storage unit	14,402	6,829	7,573	8,249	5,327
Leasehold improvements	3,349	1,775	1,574	1,547	1,933
	$ 494,493	$ 340,797	$ 153,696	$ 165,637	$ 189,753

7. GOODWILL

			Net Book Value		
	Cost	Accumulated Amortization	*Unaudited* *Sept. 30,* 2003	*Audited* *Dec. 31,* 2002	*Audited* *Dec. 31,* 2001
Goodwill (1)	$ 70,945	$ 13,751	$ 57,194	$ 58,525	$ 60,298
Goodwill (2)	18,958	18,958	---	---	1,896
Goodwill (3)	105,000	68,250	36,750	52,500	73,500
Goodwill (4)	40,000	6,000	34,000	---	83,400
Goodwill (5)	---	---	---	600	600
	$ 234,903	$ 106,959	$ 127,944	$ 111,625	$ 219,694

8. BANK INDEBTEDNESS

Substantially all of the Company's assets have been pledged as collateral to the bank.

9. CALLABLE DEBT

	Unaudited *Sept. 30,* 2003	*Audited* *Dec. 31,* 2002	*Audited* *Dec. 31* 2001
Small business loan, repayable in monthly instalments of $667 plus interest at prime plus 1%, secured by a guarantee of the director and of Security Officer Career College Inc. (a related company) and matures on June 30, 2004.	$ 6,000	$ 12,000	$ 20,000
Small business loan, repayable monthly calculated as a percentage of net monthly billings to these customers and a percentage of gross profit from operations, until the balance is paid in full.	---	---	65,097
	6,000	12,000	85,097
Less payments due within one year	6,000	8,000	16,458
	$ ---	$ 4,000	$ 68,639

10. OBLIGATIONS UNDER CONDITIONAL SALES CONTRACTS

The Company has the following conditional sales contracts on automotive equipment.

	Unaudited *Sept. 30,* 2003	*Audited* *Dec. 31,* 2002	*Audited* *Dec. 31,* 2001
Contract, repayable in monthly instalments of $867 including interest at 6.8%, secured by a specific vehicle with a net book value of $14,202 and matures on June 26, 2005.	$ 18,200	$ 25,998	$ 36,400
Contract, repayable in monthly instalments of $867 including interest at 6.8%, secured by a specific vehicle with a net book value of $14,202 and matures on June 26, 2005.	18,200	25,998	36,400
Contract, repayable in monthly instalments of $545 including interest at 8.75%, secured by a specific vehicle with a net book value of $5,965 and matures on November 3, 2004.	7,629	12,532	19,070
Contract, repayable in monthly instalments of $401 including interest at 8.75%, secured by a specific vehicle with a net book value of $4,393 and matures on November 3, 2004.	5,617	9,234	14,046
	49,646	73,762	105,916
Less current portion	32,160	32,160	32,160
	$ 17,486	$ 41,602	$ 73,756

Principal payments over the next two years are as follows:

2004	$ 32,160
2005	17,486
	$ 49,646

11. SHARE CAPITAL

	Unaudited *Sept. 30,* 2003	*Audited* *Dec. 31,* 2002	*Audited* *Dec. 31,* 2001
Authorized:			
Unlimited number of Class A common voting shares			
Issued:			
90 Class A common voting shares	$ 9	$ 9	$ 9

On August 22, 2003, the prior shareholder sold his 90 Class A common shares to Hagan Equities Inc., a holding company controlled by the prior shareholder.

12. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the period:

	Unaudited Sept. 30, 2003	*Unaudited Sept. 30, 2002*	*Audited Dec. 31, 2001*
Rent received *(United Victims Assistance Foundation)*	$ 7,650	$ ---	$ ---
Rent received *(Security Officer Career College Inc.)*	2,700	2,700	3,600
Rent received *(KBJ Internation Ventures Inc.)*	3,600	3,600	---
Rent paid *(Security Officer Career College Inc.)*	3,600	36,000	48,000
Guard surcharge revenue *(United Victims Assistance Foundation)*	23,697	---	---
Guard training paid (Security Officer Career College Inc.)	---	---	45,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related companies.

The Company's director has provided personal guarantees of bank debt. No amount has been charged to the company in respect of these guarantees.

13. LEASE COMMITMENTS

The Company leases office space at various locations. The Company is committed to office lease payments for its head office in the amount of $4,000 per month expiring July 2005. At other locations, the Company is committed to an annual lease payment of $7,800 and $2,640 which expire on December 31, 2003. They are also committed to an annual lease payment of $6,720 which expires on January 31, 2004. All other locations have month to month lease arrangements.

14. LOAN PAYABLE

During 2001 the Company purchased the business of an existing security company. The purchase agreement called for the Company to pay $92,667 which was comprised a loan payable of $92,667. In return, the Company did not receive any tangible assets and commenced servicing the clients of the previous company. This excess of amount paid over identifiable assets was recorded as goodwill. The total payments made for this loan was $37,028. In 2002 the agreement was voided by both parties and the majority of the clients reverted to the previous operators with no additional compensation being paid or received by the Company.

15. PROFIT SHARING BONUS

Under an operating agreement with two security branches, 50% of the net profit was paid to the previous operators. Subsequent to 2002 these agreements were cancelled and no further profit sharing bonuses will be paid.

UNITED PROTECTION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SIGNIFICANT EVENT

The Company and it's sole shareholder have entered into negotiations with a public company for the purchase of the Company's shares. Completion of this transaction is subject to acceptance by the TSX Venture Exchange and the public company's shareholders. Upon completion of the transaction, the Company will become a wholly-owned subsidiary of the public company.

17. WITHDRAWAL OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

At the Company's request, the 2002 financial statements previously issued, dated March 5, 2003, have been withdrawn. Adjustments to the balance sheet have been made to reflect a reduction in deferred charges of $33,128, a reduction in income taxes payable of $5,877, a reduction in retained earnings of $27,251. The statement of income and retained earnings reflect an increase in consulting fee expense of $33,128, a decrease in income tax expense of $5,877 and a decrease in net income and retained earnings of $27,251.

COMPILATION REPORT

To the Directors of
United Protection Services Inc.

We have read the accompanying unaudited pro forma balance sheet of Westone Ventures Inc. (the company) as at September 30, 2003 and have performed the following procedures.

1. Compared the figures in the column captioned United Protection Services Inc. to the unaudited balance sheet of United Protection Services Inc. as at September 30, 2003 and found them to be in agreement.

2. Compared the figures in the column captioned Westone Ventures Inc. to the unaudited balance sheet of Westone Ventures Inc. as at August 31, 2003 and found them to be in agreement.

3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   a. The basis for determination of the pro forma adjustments; and
   b. Whether the pro forma balance sheet complies as to form in all material respects with TSX Venture Exchange requirements.

   The officials:

   a. Described to us the basis for determination of the pro forma adjustments, and
   b. Stated that the pro forma statements comply as to form in all material respects with TSX Venture Exchange requirements.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned United Protection Services Inc. and Westone Ventures Inc. as at September 30, 2003, and August 31, 2003, respectively, and found the amounts in the column captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

November 22, 2003,
Edmonton, Alberta

Watson Aberant LLP
Chartered Accountants

PRO FORMA CONSOLIDATED BALANCE SHEET

	United Protection Services Inc. September 30, 2003	Westone Ventures Inc. August 31, 2003		Pro Forma Adjustments	Pro Forma Consolidated September 30, 2003
	$	$		$	$
				[Note 2]	
ASSETS					
Current					
Cash	-	62,099		-	62,099
Accounts receivable	1,563,050	-		-	1,563,050
Inventory	40,132	-		-	40,132
Prepaid expenses and deposits	14,192	-		-	14,192
Income taxes receivable	17,650	-		-	17,650
Advances to director	87,536	-		-	87,536
GST receivable	-	5,452		-	5,452
Total current assets	1,722,560	67,551		-	1,790,111
Property, plant and equipment	153,696	-		-	153,696
Deferred financing charges	2,853	-		-	2,853
Deferred charges	101,876	-		-	101,876
Advances to related parties	3,181	-		-	3,181
Goodwill	127,944	-		-	127,944
	2,112,110	67,551		-	2,179,661
LIABILITIES					
Current					
Bank indebtedness	634,161	-		-	634,161
Accounts payable and accrued liabilities	650,634	13,200	a)	50,000	713,834
Current portion of obligation under conditional sales contracts	32,160	-		-	32,160
Current portion of long term debt	6,000	-		-	6,000
Total current liabilities	1,322,955	13,200		50,000	1,386,155
Obligation under conditional sales contracts	17,486	-		-	17,486
Due to director	-	634,770	b)	(500,000)	134,770
Future tax liability	17,266	-		-	17,266
	1,357,707	647,970		(450,000)	1,555,677
SHAREHOLDERS' EQUITY					
Share capital	9	1,515,937	a)	(1,515,937)	2,750,009
	-	-	a)	2,250,000	-
			b)	500,000	-
Retained earnings (deficit)	754,394	(2,096,356)	a)	2,096,356	
	-	-	a)	(2,880,419)	(2,126,025)
Total shareholders' equity	754,403	(580,419)		450,000	623,984
	2,112,110	67,551		-	2,179,661

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated balance sheet has been prepared for inclusion in the Management Proxy and Information Circular (the "Circular") of Westone Ventures Inc. ________ __, ____ with respect to the acquisition of United Protection Services Inc. This balance sheet gives effect to the acquisition, for accounting purposes, of Westone Ventures Inc. by United Protection Services Inc. as described in note 2.

The accompanying pro forma consolidated balance sheet have been prepared by management and derived from the unaudited balance sheet of Westone Ventures Inc. as at August 31, 2003 and the unaudited balance sheet of United Protection Services Inc. as at September 30, 2003. The accounting policies used in the preparation of the pro forma consolidated balance sheet are those disclosed in United Protection Services Inc.'s unaudited balance sheet. Management has determined that no adjustments are necessary to conform Westone Ventures Inc.'s consolidated balance sheet to the accounting policies used by United Protection Services Inc. in the preparation of its balance sheet.

The pro forma consolidated balance sheet is not necessarily indicative of the financial position that actually would have been achieved if the transactions reflected therein had been completed on the date indicated.

The pro forma consolidated balance sheet should be read in conjunction with the description of the acquisition in the Circular and the unaudited consolidated balance sheets of Westone Ventures Inc. and United Protection Services Inc., including the notes thereto, included elsewhere in the Circular.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

This pro forma consolidated balance sheet gives effect to the completion of the proposed transactions contemplated by the Business Combination Agreement ("Agreement"), as more fully described in the Circular, as if they had occurred on September 30, 2003. A summary of the proposed transaction is as follows:

On October 9, 2003, Westone Ventures Inc., an inactive Canadian public company, and United Protection Services Inc. entered into the Agreement whereby Westone Ventures Inc. will acquire all of the issued and outstanding common shares of United Protection Services Inc. in exchange for 22,500,000 of its common shares valued at $0.10 per share for total consideration of $2,250,000. Effectively, United Protection Services Inc. will acquire control of Westone Ventures Inc. in that the sole former shareholder of United Protection Services Inc. will hold 49.27% of the common shares of Westone Ventures Inc. This transaction will be considered a reverse takeover whereby United Protection Services Inc. will be deemed to have acquired Westone Ventures Inc., and will be accounted for as a purchase of the net assets of Westone Ventures Inc. by United Protection Services Inc. in this pro forma balance sheet. Accordingly, this transaction will represent a recapitalization of United Protection Services Inc. Following the transaction, the ongoing business will continue as that of United Protection Services Inc. The business combination is contingent upon obtaining approval from the shareholders of Westone Ventures Inc. and TSX Venture Exchange and is expected to close during 2004.

Concurrent with the business combination, Westone Ventures Inc. will issue 5,000,000 common shares for settlement of $500,000 of director advances.

Transaction costs are estimated to be $50,000 in cash.

The purchase price has been allocated to the Westone Ventures Inc. net assets and liabilities, after giving effect to the repayment of debt as contemplated by the Agreement and the Circular in accordance with reverse takeover accounting as follows:

	$
Assets acquired:	
Cash	62,099
GST receivable	5,452
	67,551
Less liabilities assumed:	
Accounts payable and accrued liabilities	13,200
Director advances	634,770
	647,970
Net assets	(580,419)
Consideration given:	
22,500,000 common shares deemed issued	2,250,000
Estimated transaction costs	50,000
Total consideration	2,300,000
Excess of consideration given over the fair value of net assets	2,880,419

The allocation of the purchase price reflected in the pro forma consolidated balance sheet is preliminary and based on the financial position of Westone Ventures Inc. at August 31, 2003. The actual purchase price allocation will reflect the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the acquirer's evaluation of such assets and liabilities following the closing of the combination and, accordingly, the final purchase price allocation may differ from the preliminary allocation reflected herein. In this pro forma consolidated balance sheet, the excess of the consideration given over the fair value of the net assets has been reflected as a reduction of share capital, representing the cost to United Protection Services Inc. of becoming a publicly traded company.

The following adjustments have been made to reflect the transaction described above:

[a] To reflect the acquisition of Westone Ventures Inc.'s net assets, the book value of Westone Ventures Inc.'s common shares have been transferred to the deficit of Westone Ventures Inc.

[b] To reflect the anticipated repayment of $500,000 in director advances through the issuance of 5,000,000 common shares.

3. SHARE CAPITAL

After giving effect to the transactions contemplated by the Agreement as described in note 2, the Westone Ventures Inc. would have share capital as at December 31, 2003 as follows:

[a] Authorized

Unlimited Common shares without par value, voting
Unlimited Preferred shares without par value, non-voting

[b] Issued and outstanding

	#	$
Common shares		
Balance deemed outstanding at September 30, 2003	18,170,600	9
Issued on reverse takeover of Westone Ventures Inc.	22,500,000	2,250,000
Issued on settlement of director advances	5,000,000	500,000
	45,670,600	2,750,009

Westone Ventures Inc. issued 2,000,000 warrants on June 1, 2000. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 until March 31, 2004 and $0.25 thereafter until expiry on March 2, 2005.

Westone Ventures Inc. will have 4,400,000 options outstanding subsequent to completion of the acquisition.

On July 2, 2003, 1,750,000 options were granted. 100,000 of these options were canceled when a director retired. These options are exercisable at $0.10 per common share and will expire in 2008.

An additional 2,750,000 options will be granted subsequent to completion of the acquisition to incoming and existing directors.

#82-4890

WESTONE VENTURES INC.

Suite 200, 10041 – 81 Avenue
Edmonton, AB T6E 1W7

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, APRIL 2, 2004.

The undersigned shareholder of Westone Ventures Inc., or his attorney authorized in writing, hereby nominates, constitutes and appoints, ____, or in the place and stead of the foregoing, Leonard D. Jaroszuk, Chief Executive Officer, President and director of Westone Ventures Inc., the true and lawful attorney and proxy of the undersigned to attend, speak and vote in respect of all shares held by the undersigned at the Annual and Special Meeting of Shareholders of Westone Ventures Inc., to be held at 8055 Coronet Road, Edmonton, Alberta on Friday, April 2, 2004 at 2:00 P.M. (Edmonton time), and any adjournments thereof, unless and until the undersigned is present in person at the meeting or any adjournment or adjournments thereof, and without limiting the general authorization and power herein given, to vote on behalf of the undersigned in the following manner, OR IF NO CHOICE IS SPECIFIED, TO VOTE IN FAVOUR OF EACH RESOLUTION.

To vote on behalf of the undersigned in the following manner:

1. To pass the following resolution described in the accompanying Information Circular.

______ For ______ Against	"BE IT RESOLVED that subject to regulatory approval, the acquisition of all the issued and outstanding shares of United Protection Services Inc. as described in the Information Circular of Westone Ventures Inc. dated March 5, 2004, be and is hereby approved and any one of the directors or officers of Westone Ventures Inc. be authorized to perform such further acts and execute such further documents as may be required to give effect to the foregoing."

2. Election of directors for the ensuing year.

______ For	Sigurd D. Jorstad
______ Withhold	
______ For	Leonard D. Jaroszuk
______ Withhold	
______ For	Thomas W. Dunlop
______ Withhold	
______ For	Douglas C. Bachman
______ Withhold	
______ For	Richard G. Shuhany
______ Withhold	

764579 8605/02/0001
LEONARD D JAROSZUK,
10 KINGSVIEW PT
ST ALBERT, AB
T8N 5M7

WESTONE VENTURES INC.

Suite 200, 10041 – 81 Avenue
Edmonton, AB T6E 1W7

Notice of Annual and Special Meeting of Shareholders

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the "Meeting") of WESTONE VENTURES INC. will be held at 8055 Coronet Road, Edmonton, Alberta, on Friday, April 2, 2004 at 2:00 P.M. (Edmonton time), for the following purposes:

1. To receive the audited financial statements of Westone Ventures Inc. for the year ended November 30, 2002, together with the report of the auditors thereon.

2. To consider, and if thought advisable, to pass a resolution approving the acquisition of all the issued and outstanding shares of United Protection Services Inc.

3. To consider, and if thought advisable, to pass a resolution appointing directors for the ensuing year.

4. To consider, and if thought advisable, to pass a resolution re-appointing Watson Aberant LLP as auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

5. To consider, and if thought advisable, to pass a special resolution authorizing the consolidation of all of the issued and outstanding Common Shares of Westone Ventures Inc. on the basis of up to three (3) issued and outstanding Common Shares, or such lesser number of Common Shares as the directors of Westone Ventures Inc. may approve, being consolidated into one (1) new Common Share and amending Westone Ventures Inc.'s articles accordingly.

6. If the proposed consolidation or the acquisition of all of the issued and outstanding shares of United Protection Services Inc. is approved by the shareholders, to consider, and if thought advisable, to pass a special resolution approving the change of Westone Ventures Inc.'s name to Secure One, Inc. or to one that the directors of Westone Ventures Inc. and the TSX Venture Exchange Inc. may approve and the Registrar of Corporations (Alberta) may accept, and amending Westone Ventures Inc.'s articles accordingly.

7. In accordance with TSX Venture Exchange Inc. Policy 4.4., to consider, and if thought advisable, to pass a resolution approving Westone Ventures Inc.'s Stock Option Plan.

8. To transact such other business as may properly come before the meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of Westone Ventures Inc. who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail or fax it to or deposit it at the office of Westone Ventures Inc.'s Registrar and Transfer Agent, CIBC Mellon Trust Company, Suite 600, 333 - 7 Avenue SW, Calgary, Alberta, T2P 2Z1, Facsimile No.: 403.264.2100. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the Registrar and Transfer Agent not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting, or any adjournment thereof.

Shareholders are cautioned that the use of mails to transmit proxies is at each shareholder's risk.

The board of directors of Westone Ventures Inc. has fixed the record date for the Meeting at the close of business on February 27, 2004 (the "Record Date"). Only shareholders of Westone Ventures Inc. of record as at that date are

entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the List of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his or her shares after the Record Date and the transferee of those shares establishes that he or she owns the shares and demands, not later than the close of business on the date 10 days before the Meeting that the transferee's name be included in the List of Shareholders entitled to vote at the meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Edmonton, Alberta
March 5, 2004

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)"Leonard D. Jaroszuk"
Leonard D. Jaroszuk, Chief Executive Officer

WORDDOCS\ACQUISITIONS\WESTONE\NOTICE.doc

WESTONE VENTURES INC.

("Corporation")

Supplemental Mail List

RETURN CARD

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to an issuer's supplemental mailing list in order to receive quarterly financial statements of the Corporation. If you are interested in receiving such statements please complete and return the form below.

RETURN FORM TO:

WESTONE VENTURES INC.
c/o Suite 200, 10041 – 81 Avenue
Edmonton, AB
T6E 1W7

I hereby request that I be provided with quarterly financial statements of the Corporation. I confirm that I am the owner of Common Shares of the Corporation.

______________________ DATE

______________________ SIGNATURE OF SHAREHOLDER

______________________ NAME (PLEASE PRINT)

______________________ ADDRESS (STREET)

______________________ CITY

______________________ PROVINCE AND POSTAL CODE